First Leesport Bancorp, Inc.

INVESTING in our Vision



2001 ANNUAL REPORT

First Leesport Bancorp, Inc.



Raymond H. Melcher, Jr.
Chairman, President and Chief Executive Officer

Dear Fellow Shareholder:

As you read through this annual report, you will note that there were a great deal of wonderful and positive things that happened at First Leesport Bancorp, Inc. during 2001. However, external to our Company, some events ocurred that were a source of sadness and concern. Most notably was the terrorist attack on our country on September 11. This terrible tragedy left many Americans asking profound questions about the safety of our nation and how our lives will change. All of us at First Leesport feel deep grief for the victims and their families affected by the attacks. The employees of First Leesport showed their support to the families of those hurt or killed in the attack in several ways. We raised money through several charitable activities which we forwarded to NYC Liberty Fund, and sent sympathy cards to the New York City Fire Department as a show of our support. We all are hopeful that this event, but never its victims, becomes a fading memory and our country will become stronger than ever.

The other notable negative event during 2001 was the recessionary economy and the resulting employee layoffs and business failures and the corresponding weak stock market. The Enron failure in early 2002 also sent shocks through our community that will impact our country for years to come. Hardworking, financially responsible citizens saw their retirement nest eggs and other equity holdings lose substantial value because of these events. Fortunately, the financial planning and investment professionals in our wealth management unit were there to help many of these people restructure their investment portfolios to position them to recover the lost value. A quote that I recently read sums up how we feel at First Leesport.... "Tough times never last, but tough people do." We believe these tough times will pass and we'll be here stronger than ever.

On a positive note, the financial results for First Leesport Bancorp, Inc. for 2001 showed the improvement that I predicted in last year's annual report that would occur in 2001. Net income totaled $2.78 million for 2001 versus $2.13 million for 2000, a 30.5% increase. The earnings increase was fueled by a 13.4% increase in net interest income before the provision for loan losses, and a 17.2% increase in non-interest income which offset a 10.7% increase in operating expenses. Basic and diluted earnings per share for 2001 were $1.45 versus $1.15 in 2000, a 26% increase. Total assets as of December 31, 2001 were $503.5 million versus $393.8 million one year before, a 27.9% increase.

Shareholders' equity at December 31, 2001 totaled $45.2 million versus $28.3 million the year before. The substantial increase in shareholder equity is the result of retaining profits as well as the net addition of $14.3 million of capital from our Shareholder Rights Stock Offering which was concluded on December 20, 2001. We were pleased with the participation in the Rights Offering by our existing shareholders, and were also pleased by the excellent reception that we received from institutional investors who agreed to purchase the shares of the offering that were not purchased by existing shareholders. This extra capital gives us a stronger foundation upon which to continue growing our Company. While the issuance of 1.2 million new shares was immediately dilutive to earnings per share, we anticipate generating a solid return on the new capital very quickly and by the end of 2002 eliminating the dilution.

A very important bright spot is our loan quality. At December 31, 2001, our total non-performing loans decreased to $931,000 from $2,565,000 at December 31, 2000, and represent only 0.31% of total loans. Our total loan delinquency at December 31, 2001 was 0.34% versus 0.85% one year ago. Both of these credit quality statistics are favorable to peer and are indicative of the excellent credit management staff and the lending processes in place at Leesport Bank.

In prior shareholder communications, I mentioned our net interest margin being below peer and was the component of our business that needed the most improvement in order for our profitability to reach a high performing level. I am pleased to say that in spite of the eleven interest rate reductions by the Federal Open Market Committee under the direction of Alan Greenspan during 2001, we realized a substantial improvement of our net interest margin during the second half of 2001. The net interest margin is expected to continue improving, and provides us with great optimism for continuing profitability improvement throughout 2002.

CHAIRMAN'S MESSAGE

Three years ago, we began our transformation from a traditional community bank into a diversified financial services company. The fruits of the transformation effort continued to pay dividends in 2001 as we continued "Investing in Our Vision." Our insurance operation, Essick & Barr, Inc., again showed nice increases in revenue in all lines of business in 2001. Our investment subsidiaries worked through a very difficult stock market and year-to-year showed a revenue decline. However, most importantly, our client retention rate in the investment business was extremely high in spite of the weak stock market which is a testament to the quality of professional, expert capabilities that all of our investment professionals deliver to our clients.

There are numerous other important developments that occurred at your Company during 2001, and I'll highlight some of those for you:

- Our residential mortgage lending effort reached a new level of success with new mortgage originations totaling $53 million. This is a substantial level of residential mortgages for a bank of our size and is an excellent source of fee income while giving us cross-selling opportunities with numerous new customers.
- To help serve the small business market, we were enrolled by the Federal Home Loan Bank of Pittsburgh as a participant in their Banking on Business Program. We had to compete for available funds under this program and were honored to receive the largest allocation of funds available to any one bank. These funds provide borrowers with a payment deferral period and a low fixed rate of interest.
- As the number of accounts has grown 26% annually over the past three years, the need to keep our infrastructure strong and efficient has also increased. Accordingly, the original Leesport Bank headquarters building in Leesport was renovated and rededicated in 2001 as our Operations and Data Processing Center. This renovation and rededication coincided with opening our new financial center in the North Pointe Business Park on Route 61, just south of the original Leesport headquarters building. The new Leesport Financial Center also houses our Training Center on the second floor.
- At the Board level, a Governance Committee became operative in early 2001 as an additional initiative to focus the Board and Management on enhancing and protecting shareholder value.
- While we are not at all satisfied with the price performance of our stock, shareholders did experience a 9.1% increase in price from $13.75 at December 31, 2000 compared to $15.00 at December 31, 2001, and when combined with the dividend, shareholders realized a double digit return in 2001.

In 2002, we will continue "Investing in Our Vision" by executing the strategy that we put in place in 1998. We have plans for several new banking offices. We will also continue to expand our insurance and investment businesses through a combination of acquisitions and organic growth initiatives. In addition, we also plan to implement a Company-wide document imaging initiative to relieve pressure on document storage and to speed up information retrieval and customer service. We will also complete the conversion from the MAC® ATM system to the STAR® ATM system. We plan to upgrade our web page and our Internet banking capabilities, and, very importantly, we will commence a branding initiative whereby you will see modifications to our myriad of business unit names and logos. Most notably, the name change of Merchants Bank of Pennsylvania to Leesport Bank on April 1, 2002. The purpose of the branding initiative is to give all of our companies a standard, progressive look to heighten market awareness about who and what First Leesport and our family of companies are.

We also expect to receive increasing stock analyst attention from several investment firms similar to the report by Bluefire Research in January 2002, which is the first research report on First Leesport Bancorp in which we were awarded an "outperform" rating, Bluefire's most favorable assessment.

In summary, I would be remiss if I didn't comment on our efforts to make the communities we serve better places to live and work. Our staff and Board members are heavily involved in numerous civic, charitable and volunteer activities. We believe good citizenship and good business are wholly compatible and that the company that serves its community well also serves its shareholders well.

Thank you for your support as a shareholder and for investing in our vision. I hope you will think of us for all of your banking, insurance and investment needs.

Sincerely,

Raymond H. Melcher, Jr.
Chairman, President and Chief Executive Officer

February 22, 2002

First Leesport Bancorp, Inc.

INVESTING *in our* *Vision*

Whether you are a customer, an investor, or both, we invite you to share in our vision and benefit from its rewards.



"Investing in Our Vision" includes an ongoing commitment to building long-term customer relationships—the lifeblood of a highly profitable financial services company.

From our Company's humble beginnings in 1891 as a respected community bank serving local farmers and merchants, First Leesport Bancorp, Inc. has grown into a diversified financial services company.

What began as our new corporate vision just a few years ago—to become a one-stop, comprehensive resource for all of our customers' financial needs—has today become a successful reality. Our vision has been embraced by the communities we serve, and our 2001 initiatives greatly strengthened this position.

By offering a wide range of banking, insurance, wealth management and personal trust services under one roof, we are helping our customers simplify their financial lives, increase their wealth, and protect their assets.

Whether you are a customer, an investor, or both, we invite you to share in our vision and benefit from its rewards.

ONE-STOP FINANCIAL SOLUTIONS

Reinventing ourselves as a diversified financial services company has given us a distinct, competitive advantage in the marketplace.

With our core businesses firmly in place, First Leesport now offers a seamless blend of financial services—customizable for all who desire unmatched excellence.

We continue to strengthen the relationships we have with our customers by employing a needs-based process that matches up the right product with the right customer need. It's all part of our effort to consistently exceed our customers' expectations. In 2001, we streamlined the sales process, offered our staff extensive product knowledge training, and improved our tracking and measurement systems to enhance efficiency and customer satisfaction.

Of course, the best way to appreciate our vision is to experience it. We invite you to visit one of our convenient financial centers and speak with one of our representatives. Or call us, and we will meet you at your home or business at a time convenient for you.

Easier, More Convenient Banking

Convenience remains one of the cornerstones for both our Retail and Commercial Banking Divisions. Products, services, facilities and technologies that save our customers time and effort continue to be a priority.

Our new check-imaging service, an option that eliminates the need for storing cancelled checks, lets you streamline your financial record-keeping.

Internet Banking has proven to be a valuable service for customers who want to perform everyday transactions online from home or office 24 hours a day, seven days a week. In the past year, we witnessed a healthy increase in the number of customers using our Internet Banking to check balances, transfer funds, open accounts and pay bills. In 2002, we plan to enhance our Internet Banking capabilities, including the ability for you to view a single page that shows, at a glance, every financial relationship you have with us.

With our core businesses firmly in place, First Leesport offers a seamless blend of financial services—customizable for all who desire unmatched excellence.


First Leesport
1240

Our new Administration Center in Wyomissing, that opened in June 2001, consolidates administrative functions, thereby streamlining our decision-making process and further integrating the banking, insurance, investment and trust capabilities of the Company.

Selling Peace of Mind

Your financial security means more than having money in the bank. It includes having the right insurance products and adequate coverage. We think of it as peace of mind you can buy—and an essential financial service. This is why the insurance side of our business is such an integral part of our vision.

If you are a business owner looking to review your commercial insurance or employee benefits, or an individual in need of a personal review, our insurance experts will work closely with you to customize solutions that reflect your specific needs and objectives.

In 2001, to add to our broad spectrum of insurance products, we began offering Long-Term Care Insurance in response to the unique needs of a growing aging population.

First Leesport Bancorp, Inc.

Investing in our Vision

The mission of First Leesport Bancorp, Inc. is to meet the interdependent financial needs and interests of customers, shareholders, communities and employees. We will accomplish this mission through the delivery of banking, insurance, investment and related financial services with an intense focus on broad and deep long-term customer relationships.

Customer-Focused Investments

Investment products and services have become an important profit center for the Company—and an important solution for many people.

Our investment professionals make it easier than ever for you to purchase stocks and bonds, invest for retirement and major purchases, and implement strategies for lowering your tax burden and preserving your wealth.

Should you need wealth management services, we offer an expanded Private Client Services Division providing a high degree of personalized service. An experienced Private Client Specialist is assigned to each customer to build comprehensive solutions that meet the customer's objectives.

In early 2001, we added Trust Services to our estate planning and financial planning expertise.

Investing In Our Future

Wealth management services continue to play a leading role in our growth strategy.

Other growth initiatives for 2002 and beyond include looking at opportunities to expand our network of financial centers. In addition to expanding coverage in our existing markets, we are evaluating the potential of other areas. In particular, we are focusing on new, high growth markets not currently being well-served by a one-stop financial services company with our level of exceptional customer service and strong ties to the community.

We are also taking steps in the coming year to expand our equipment leasing business so we can continue to meet all of the needs of business customers, particularly small- to medium-size companies.

Share In Our Vision

First Leesport is all about enriching people's lives—from our customers and investors to our employees and fellow citizens in our communities. Now, as an established diversified financial services company, we can best deliver on that promise.

We welcome you to share in our vision by investing in your relationship with us. At the same time, First Leesport will continue to invest in our relationship with you.



2001 ANNUAL REPORT

2001 a year of Milestones

New Administration Center

In June, we moved into a 25,000 square foot Administration Center at 1240 Broadcasting Road, Wyomissing, conveniently located in the Corporate Campus at Spring Ridge. The new building houses our Executive, Marketing, Finance and Accounting, Human Resources, Retail Banking, Shareholder Relations, and Commercial Banking Divisions, as well as First Leesport Investment Group, Inc., First Leesport Wealth Management, Inc., and the personal lines division of Essick & Barr, Inc., the Company's insurance affiliate.

New Financial Center Locations

We expanded our reach in Schuylkill and Berks counties with the opening of new financial centers in Schuylkill Haven (our 12th office) and Birdsboro (our 13th office). A drive-up facility was opened in downtown Hazleton, while our Blandon office was relocated to Maidencreek Plaza.

New Products & Services

- *Personal Trust Services were introduced, allowing customers to set aside assets and distribute them as they wish, when they wish.*
- *Long-term Care Insurance was added through an alliance with a long-term care insurance specialist, giving customers a wider selection of insurance products.*
- *Check-imaging Services were made available to our banking customers for their record-keeping convenience.*

Also in 2001

- *FLPB stock became listed on the Nasdaq National Market.*
- *Leesport Bank was designated a Certified Lender by the Small Business Administration.*
- *In December, we completed a Shareholder Rights Offering, raising $14.3 million of equity capital.*
- *John T. Connelly, Board Member, was named Chairman of the Federal Home Loan Bank, Pittsburgh.*

Performing at the highest level possible will enable us to continue rewarding shareholders with increased dividends and value appreciation.

CORPORATE PROFILE

First Leesport Bancorp, Inc. is a diversified financial services company headquartered in Leesport, Pennsylvania with administration offices in Wyomissing, Pennsylvania. The Company operates financial centers in Berks County under the name Leesport Bank, with offices in Leesport, Bern Township, Blandon, Breezy Corner, Hamburg, Northeast Reading, Birdsboro and Wyomissing, and a limited service facility in a retirement community in Wernersville. It operates financial centers in Schuylkill and Luzerne counties with offices in Schuylkill Haven, Shenandoah, Drums, and Hazleton.

Leesport Bank is the parent company of Essick & Barr, Inc., a full service insurance agency offering personal and commercial property and casualty insurance, life and health insurance, group insurance for businesses and employee benefit plans; First Leesport Wealth Management, Inc., a registered investment advisor; and First Leesport Investment Group, Inc., which offers securities through SunAmerica Securities, Inc., Member NASD, SIPC, a full service investment and brokerage firm. Leesport Bank, through its subsidiary Horizon Realty Solutions, Inc., is partnered with Search & Settlement Solutions, Inc. and provides title insurance and related services operating under the name Horizon Search & Settlement.

First Leesport Bancorp, Inc.

MANAGEMENT

Corporate Officers, First Leesport Bancorp, Inc.

Raymond H. Melcher, Jr., Chairman, President and Chief Executive Officer

Stephen A. Murray, Senior Vice President and Chief Financial Officer

Jenette L. Eck, Vice President and Secretary

Leesport Bank

Raymond H. Melcher, Jr., Chairman, President and Chief Executive Officer

Paula M. Barron, Senior Vice President, Marketing Division

Charles J. Hopkins, Senior Vice President, Insurance Services

Keith W. Johnson, CFP, Senior Vice President, Wealth Management Services

James E. Kirkpatrick, Senior Vice President, Commercial Banking Division

M. Jane Lauser, Senior Vice President, Operations and Information Systems Division

Lynda N. Mensch, Senior Vice President, Retail Banking Division

Stephen A. Murray, Senior Vice President and Chief Financial Officer

Cynthia A. Barnett, Vice President, Residential Mortgage Division

Jenette L. Eck, Vice President, Shareholder Relations Coordinator

Sheila L. Reppert, Vice President, Human Resources Division

Essick & Barr, Inc.

Raymond H. Melcher, Jr., Chairman

Charles J. Hopkins, President and Chief Executive Officer

Michael D. Hughes, Senior Vice President

Stephen A. Murray, Senior Vice President and Chief Financial Officer

Leonard J. Dombroski, Vice President, Commercial Lines

David J. Greif, Vice President, Financial Services

Betty J. Jones, Vice President, Administration and Human Resources

Mark C. Kunkle, Vice President, Financial Services

Jeffrey M. Power, Vice President, Financial Services

First Leesport Investment Group, Inc. and First Leesport Wealth Management, Inc.

Raymond H. Melcher, Jr., Chairman

Keith W. Johnson, CFP, President and Chief Executive Officer

Stephen A. Murray, Senior Vice President and Chief Financial Officer

Richene R. Johnson, Vice President, Operations, and Office of Supervisory Jurisdiction Manager

Horizon Realty Solutions, Inc.

James E. Kirkpatrick, President

Jenette L. Eck, Secretary

Stephen A. Murray, Treasurer

BOARD OF DIRECTORS

Leesport Bank

James H. Burton, President and Chief Operating Officer, Magnatech International, L.P.

John T. Connelly, Retired Chairman, President and Chief Executive Officer, First Leesport Bancorp, Inc., and Leesport Bank

Charles J. Hopkins, President and Chief Executive Officer, Essick & Barr, Inc.; Senior Vice President, Leesport Bank

George W. Huss, Jr., Retired

Keith W. Johnson, CFP, President and Chief Executive Officer, First Leesport Investment Group, Inc., and First Leesport Wealth Management, Inc.; Senior Vice President, Leesport Bank

William J. Keller, Owner, William J. Keller Manufactured Housing Communities & Sales

M. Domer Leibensperger, President, Leibensperger Funeral Homes, Inc.

Raymond H. Melcher, Jr., Chairman, President and Chief Executive Officer, First Leesport Bancorp, Inc., and Leesport Bank

Frank C. Milewski, President and Chief Executive Officer, Regional Development Corporation

Roland C. Moyer, Jr., Tax Accountant and Investor

Harry J. O'Neill, III, President, O'Neill Financial Group

Stephen F. Oravitz, Owner, Oravitz Home for Funerals, Inc.

Karen A. Rightmire, President, United Way of Berks County

Alfred J. Weber, President, Tweed-Weber, Inc.

BOARD OF DIRECTORS, First Leesport Bancorp, Inc.



Edward C. Barrett
Technology Consultant



James H. Burton
President and Chief Operating Officer, Magnatech International, L.P.



John T. Connelly
Retired Chairman, President and Chief Executive Officer, First Leesport Bancorp, Inc., and Leesport Bank



Charles J. Hopkins
President and Chief Executive Officer, Essick & Barr, Inc.
Senior Vice President, Leesport Bank



Keith W. Johnson, CFP™
President and Chief Executive Officer, First Leesport Investment Group, Inc., and First Leesport Wealth Management, Inc.
Senior Vice President, Leesport Bank



William J. Keller
Owner, William J. Keller Manufactured Housing Communities & Sales



Andrew J. Kuzneski, Jr.
President, A. J. Kuzneski, Jr., Inc.



Raymond H. Melcher, Jr.
Chairman, President and Chief Executive Officer, First Leesport Bancorp, Inc., and Leesport Bank



Roland C. Moyer, Jr.
Tax Accountant and Investor



Harry J. O'Neill, III
President, O'Neill Financial Group



Karen A. Rightmire
President, United Way of Berks County



Alfred J. Weber
President
Tweed-Weber, Inc.

First Leesport Investment Group, Inc. and First Leesport Wealth Management, Inc.

Edward C. Barrett, Technology Consultant

John T. Connelly, Retired Chairman, President and Chief Executive Officer, First Leesport Bancorp, Inc., and Leesport Bank

Keith W. Johnson, CFP, President and Chief Executive Officer, First Leesport Investment Group, Inc., and First Leesport Wealth Management, Inc.

Richene R. Johnson, Vice President, Operations, First Leesport Investment Group, Inc., and First Leesport Wealth Management, Inc.

Andrew J. Kuzneski, Jr., President, A. J. Kuzneski, Jr., Inc.

Raymond H. Melcher, Jr., Chairman, President and Chief Executive Officer, First Leesport Bancorp, Inc., and Leesport Bank

Horizon Realty Solutions, Inc.

James E. Kirkpatrick, Senior Vice President, Commercial Banking Division, Leesport Bank

M. Domer Leibensperger, President, Leibensperger Funeral Homes, Inc.

Raymond H. Melcher, Jr., Chairman, President and Chief Executive Officer, First Leesport Bancorp, Inc., and Leesport Bank

Stephen A. Murray, Senior Vice President and Chief Financial Officer, First Leesport Bancorp, Inc. and Leesport Bank

Essick & Barr, Inc.

John T. Connelly, Retired Chairman, President and Chief Executive Officer, First Leesport Bancorp, Inc., and Leesport Bank

Leonard J. Dombroski, Vice President, Commercial Lines, Essick & Barr, Inc.

David J. Greif, Vice President, Financial Services, Essick & Barr, Inc.

Charles J. Hopkins, President and Chief Executive Officer, Essick & Barr, Inc.

Michael D. Hughes, Senior Vice President, Essick & Barr, Inc.

Andrew J. Kuzneski, Jr., President, A. J. Kuzneski, Jr., Inc.

Raymond H. Melcher, Jr., Chairman, President and Chief Executive Officer, First Leesport Bancorp, Inc., and Leesport Bank

Jeffrey M. Power, Vice President, Financial Services, Essick & Barr, Inc.

Alfred J. Weber, President, Tweed-Weber, Inc.

First Leesport Bancorp, Inc.

Shareholders

The number of Common Shareholders of record on December 31, 2001 was 751.

Registrar and Transfer Agent

American Stock Transfer & Trust Co.
59 Maiden Lane, New York, NY 10038,
800-937-5449

Form 10-K Annual Report

A copy of Form 10-K is included in this annual report. Additional copies may be obtained by writing to Treasurer, First Leesport Bancorp, Inc., P.O. 6219, Wyomissing, PA 19610.

Market Participants

The following firms make a market in the stock of First Leesport Bancorp, Inc.

- Collier Browne & Company, 800-486-3602
- Sandler O'Neill & Partners, 212-466-8020
- Ryan Beck & Co., Inc., 800-395-7926
- F.J. Morrissey & Co., Inc., 800-842-8928
- Ferris Baker Watts, Inc., 800-638-7411
- Knight Securities, L.P., 800-222-4910
- Spear, Leeds & Kellogg, 800-526-3160
- THE BRUT ECN, LLC, 201-599-5910

Dividends Declared	2001	2000
1st Qtr.	$.15	$.15
2nd Qtr.	.15	.15
3rd Qtr.	.15	.15
4th Qtr.	.15	.15

Dividend Reinvestment Plan

The Dividend Reinvestment Plan provides shareholders a convenient way to purchase additional shares of the Company's common stock by having cash dividends automatically reinvested and by making cash contributions to the Plan. A description of the Plan may be obtained by contacting the Corporate Secretary, First Leesport Bancorp, Inc., P.O. 6219, Wyomissing, PA 19610.

First Leesport Bancorp, Inc.

P.O. Box 741, Leesport, PA 19533-0741
610-208-0966 • Fax: 610-372-5705
www.leesportbank.com

Annual Meeting

The Annual meeting of First Leesport Bancorp, Inc. shareholders is scheduled for 11:00 AM, Tuesday, April 23, 2002 at the Sheraton-Reading Hotel, Wyomissing, PA. All shareholders are invited to join us for lunch immediately following the meeting.

Stock Information

The Company's Common Stock is traded on NASDAQ National under the symbol "FLPB."

Market Value of Common Stock

The following table sets forth the high and low bid and asked information of the Company's common stock to the extent available, as reported by NASDAQ.

2001

	Bid		Asked	
Qtr	High	Low	High	Low
1st	$16.50	$13.50	$17.00	$14.38
2nd	16.00	14.20	16.63	15.00
3rd	16.30	13.00	16.85	14.25
4th	15.75	13.90	16.10	14.00

2000

	Bid		Asked	
Qtr	High	Low	High	Low
1st	$18.13	$12.50	$18.25	$12.75
2nd	17.75	15.06	18.00	15.63
3rd	16.13	13.50	16.50	13.63
4th	14.56	12.38	15.00	13.13

The bid quotations reflect interdealer quotations, do not include retail mark ups, mark downs or commissions, and may not necessarily represent actual transactions. The bid information as stated is, to the knowledge of management of the Company, the best approximate value at the time indicated.

Dividend Information

Dividends on the Common Stock of First Leesport Bancorp, Inc. are expected to be paid on the 15th of January, April, July and October.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT UNDER SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

Commission File Number 0-14555

FIRST LEESPORT BANCORP, INC.

(Exact name of Registrant as specified in its Charter)

Pennsylvania (State or Other Jurisdiction of Incorporation)	23-2354007 (I.R.S. Employer Identification No.)

1240 Broadcasting Road
Wyomissing, Pennsylvania 19610
(Address of Principal Executive Offices)

(610) 208-0966
Registrant's Telephone Number:

Securities registered under Section 12(b) of the Exchange Act:

None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $5.00 Par Value
(Title of Class)

The Registrant has (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No. ___

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

As of February 19, 2002, the aggregate market value of the Common Stock (based upon the average sales price on such date) of the Registrant held by nonaffiliates was approximately $48.3 million.

Number of Shares of Common Stock Outstanding at February 19, 2002: 3,084,950.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement prepared in connection with its Annual Meeting of Stockholders to be held on April 23, 2002 are incorporated in Part III hereof.

INDEX

PART I

FORWARD-LOOKING STATEMENTS

Except for historical information, this report may be deemed to contain "forward-looking" statements. First Leesport Bancorp, Inc. (the "Company") desires to avail itself of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act") and is including this cautionary statement for the express purpose of availing itself of the protection afforded by the Reform Act.

Examples of forward-looking statements include, but are not limited to (a) projections of or statements regarding future earnings, net interest income, other income, earnings or loss per share, asset mix and quality, growth prospects, capital structure and other financial terms, (b) statements of plans and objectives of the Company or its management or Board of Directors, (c) statements of future economic performance, and (d) statements of assumptions, such as economic conditions in the Company's market areas, underlying other statements and statements about the Company or its businesses. Such forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "intends," "will," "should," "anticipates," or the negative of any of the foregoing or other variations thereon or comparable terminology, or by discussion of strategy.

No assurance can be given that the future results covered by the forward-looking statements will be achieved. Such statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could impact the Company's operating results include, but are not limited to, (i) the effects of changing economic conditions in the Company's market areas and nationally, (ii) credit risks of commercial, real estate, consumer and other lending activities, (iii) significant changes in interest rates, (iv) changes in federal and state banking, insurance, and investment laws and regulations which could impact the Company's operations, (v) funding costs, and (vi) other external developments which could materially affect the Company's business and operations.

Item 1. Business

The Company

First Leesport Bancorp, Inc. (the "Company") is a Pennsylvania business corporation headquartered at 1240 Broadcasting Road, Wyomissing, Pennsylvania 19610. The Company was organized as a bank holding company on January 1, 1986. On January 7, 2002, the Company filed an election with the Board of Governors of the Federal Reserve System to become a financial holding company. The election became effective on February 7, 2002. The Company offers a wide array of financial services through its various subsidiaries. The Company's executive offices are located at 1240 Broadcasting Road, Wyomissing, Pennsylvania 19610.

At December 31, 2001, the Company had total assets of $504 million, total shareholders' equity of $45 million, and total deposits of $332 million.

The Bank

The Company's wholly-owned banking subsidiary is Leesport Bank ("Leesport Bank" or the "Bank"), a Pennsylvania chartered commercial bank. During the year ended December 31, 2000, the charters of The First National Bank of Leesport and Merchants Bank of Pennsylvania, both wholly-owned banking subsidiaries of the Company, were merged into a single charter under the name Leesport Bank. The First National Bank of Leesport was incorporated under the laws of the United States of America as a national bank in 1909. Since its inception, Leesport Bank, or its predecessor, the First National Bank of Leesport, has operated as a banking institution doing business in Berks County, Pennsylvania. Merchants Bank of Pennsylvania, a Pennsylvania chartered commercial bank, was acquired in 1999 as a result of the merger between the Company and Merchants of Shenandoah BanCorp. Merchants Bank of Pennsylvania, now a division of the Bank, operates in the counties of Schuylkill and Luzerne in Pennsylvania.

At December 31, 2001, the Bank had the equivalent of 137 full-time employees.

Leesport Bank provides services to its customers through twelve full service offices, nine of which operate under Leesport Bank's name in Leesport, Blandon, Bern Township, Wyomissing Hills, Breezy Corner, Hamburg, Birdsboro, Schuylkill Haven, and Reading, all of which are in Berks County, Pennsylvania, except for the Schuylkill Haven financial center, which is located in Schuylkill County, Pennsylvania, and three of which operate under the name Merchants Bank, a division of Leesport Bank, in Shenandoah, Schuylkill County, in Drums and in Hazel Township, both located in Luzerne County. The Bank also operates a limited service facility in Wernersville, Berks County, Pennsylvania and a drive-up only facility in Hazleton, Luzerne County, Pennsylvania. All offices, except the Wernersville office, provide automated teller machine services. Each office, except the Wernersville, Breezy Corner, and Drums office, provides drive-in facilities. (See "Properties.")

The Bank engages in full service commercial and consumer banking business, including such services as accepting deposits in the form of time, demand and savings accounts. Such time deposits include certificates of deposit, individual retirement accounts, Roth IRA accounts, and club accounts. The Bank's savings accounts include money market accounts, NOW accounts and traditional regular savings accounts. In addition to accepting deposits, the Bank makes both secured and unsecured commercial and consumer loans, finances commercial transactions, provides equipment lease and accounts receivable financing, makes construction and mortgage loans, including home equity loans, and rents safe deposit facilities. The Bank also provides small business loans and student loans.

In early 2001, the Bank formed a strategic alliance with INA Trust Company in order to offer personal trust services to its customers. The alliance enabled the Bank to enter the trust business quickly and without incurring significant start-up expenses. Personal trust services through this alliance are offered by the wealth management division.

Subsidiary Activities

Leesport Bank has four wholly-owned subsidiaries: Essick & Barr, Inc., a Berks County based general insurance agency ("Essick & Barr"), which was acquired in 1998; First Leesport Wealth Management, Inc. ("FLWM"), an investment advisory business which was acquired in 1999; First Leesport Investment Group, Inc. ("FLIG"), which was formed in 1999 to purchase the securities brokerage business of KRJ & Associates; and Horizon Realty Solutions, LLC ("Horizon"), which was formed originally during 2000 to provide title insurance and other real estate related services to its customers through limited partnership arrangements with third parties involved in the real estate services industry.

Both FLIG and FLWM are headquartered at 1240 Broadcasting Road, Wyomissing, Pennsylvania and collectively had 9 employees at December 31, 2001.

Essick & Barr offers a full line of personal and commercial property and casualty insurance as well as group insurance for businesses, employee benefit plans, and life insurance. Headquartered in Leesport, Pennsylvania with sales offices at 108 South Fifth Street, Reading, Pennsylvania and 1240 Broadcasting Road, Wyomissing, Pennsylvania, Essick & Barr had 32 full-time employees at December 31, 2001.

Horizon provides title insurance and other real estate related services to the Company's customers through limited partnership arrangements with unaffiliated third parties involved in the real estate services industry. At December 31, 2001, Horizon had entered into three such arrangements as follows: Horizon Search and Settlement Solutions (70% equity interest); New Millenium Abstract (20% equity interest); and Spectrum Settlement Agency (4% equity interest).The capital contributions of Horizon in connection with the formation of each of the limited partnerships was not material. None of the limited partnership arrangements involves the use of a special purposes entity for financial accounting purposes or any off-balance sheet financing technique, and neither Horizon, the Company, nor any other affiliate of the Company has any continuing contractual financial commitment to the limited partnerships beyond the amount of the initial capital contribution.

The Company also owns First Leesport Capital Trust I (the "Trust"), a Delaware statutory business trust formed on March 9, 2000. The Trust issued $5 million of 10-7/8% fixed rate capital trust pass-through securities to investors.

Competition

The Company faces substantial competition in originating loans, in attracting deposits, and generating fee-based income. This competition comes principally from other banks, savings institutions, credit unions, mortgage banking companies and, with respect to deposits, institutions offering investment alternatives, including money market funds. Due to the passage of landmark banking legislation in November 1999, competition may increasingly come from insurance companies, large securities firms and other financial services institutions. As a result of consolidation in the banking industry, some of the Company's competitors and their respective affiliates may enjoy advantages such as greater financial resources, a wider geographic presence, a wider array of services, or more favorable pricing alternatives and lower origination and operating costs.

Supervision and Regulation

General

The Company is registered as a bank holding company and is subject to supervision and regulation by the Board of Governors of the Federal Reserve System under the Bank Holding Act of 1956, as amended. As a bank holding company, the Company's activities and those of its bank subsidiary are limited to the business of banking and activities closely related or incidental to banking. Bank holding companies are required to file periodic reports with and are subject to examination by the Federal Reserve Board. The Federal Reserve Board has issued regulations under the Bank Holding Company Act that require a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. As a result, the Federal Reserve Board, pursuant to such regulations, may require the Company to stand ready to use its resources to provide adequate capital funds to its bank subsidiary during periods of financial stress or adversity.

The Bank Holding Company Act prohibits the Company from acquiring direct or indirect control of more than 5% of the outstanding shares of any class of voting stock, or substantially all of the assets of any bank, or from merging or consolidating with another bank holding company, without prior approval of the Federal Reserve Board. Additionally, the Bank Holding Company Act prohibits the Company from engaging in or from acquiring ownership or control of more than 5% of the outstanding shares of any class of voting stock of any company engaged in a non-banking business, unless such business is determined by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto. The types of businesses that are permissible for bank holding companies to own have been expanded by recent federal legislation; see discussion below.

As a Pennsylvania bank holding company for purposes of the Pennsylvania Banking Code, the Company is also subject to regulation and examination by the Pennsylvania Department of Banking.

The Company is under the jurisdiction of the Securities and Exchange Commission and of state securities commissions for matters relating to the offering and sale of its securities. In addition, the Company is subject to the Securities and Exchange Commission's rules and regulations relating to periodic reporting, proxy solicitation, and insider trading.

Regulation of Leesport Bank

Leesport Bank is a Pennsylvania chartered bank, and its deposits are insured (up to applicable limits) by the Bank Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is subject to regulation and examination by the Federal Reserve Board, the Pennsylvania Department of Banking, and by the FDIC. The Community Reinvestment Act requires Leesport Bank to help meet the credit needs of the entire community where Leesport Bank operates, including low and moderate income neighborhoods. Leesport Bank's rating under the Community Reinvestment Act, assigned by the Federal Reserve Board pursuant to an examination of Leesport Bank, is important in determining whether the Bank may receive approval for, or utilize certain streamlined procedures in, applications to engage in new activities.

Leesport Bank is also subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of Leesport Bank. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

Capital Adequacy Guidelines

Bank holding companies are required to comply with the Federal Reserve Board's risk-based capital guidelines. The required minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least half of the total capital is required to be "Tier 1 capital," consisting principally of common shareholders' equity, less certain intangible assets. The remainder ("Tier 2 capital") may consist of certain preferred stock, a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, and a limited amount of the general loan loss allowance. The risk-based capital guidelines are required to take adequate account of interest rate risk, concentration of credit risk, and risks of nontraditional activities.

In addition to the risk-based capital guidelines, the Federal Reserve Board requires a bank holding company to maintain a leverage ratio of a minimum level of Tier 1 capital (as determined under the risk-based capital guidelines) equal to 3% of average total consolidated assets for those bank holding companies which have the highest regulatory examination ratings and are not contemplating or experiencing significant growth or expansion. All other bank holding companies are required to maintain a ratio of at least 1% to 2% above the stated minimum. The Pennsylvania Department of Banking requires state chartered banks to maintain a 6% leverage capital level and 10% risk based capital, defined substantially the same as the federal regulations. The Bank is subject to almost identical capital requirements adopted by the FDIC.

Prompt Corrective Action Rules

The federal banking agencies have regulations defining the levels at which an insured institution would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." The applicable federal bank regulator for a depository institution could, under certain circumstances, reclassify a "well-capitalized" institution as "adequately capitalized" or require an "adequately capitalized" or "undercapitalized" institution to comply with supervisory actions as if it were in the next lower category. Such a reclassification could be made if the regulatory agency determines that the institution is in an unsafe or unsound condition (which could include unsatisfactory examination ratings). The Company and the Bank each satisfy the criteria to be classified as "well capitalized" within the meaning of applicable regulations.

Regulatory Restrictions on Dividends

Dividend payments made by Leesport Bank to the Company are subject to the Pennsylvania Banking Code, the Federal Deposit Insurance Act, and the regulations of the Federal Reserve Board. Under the Banking Code, no dividends may be paid except from "accumulated net earnings" (generally, retained earnings). The Federal Reserve Board and the FDIC have formal and informal policies which provide that insured banks and bank holding companies should generally pay dividends only out of current operating earnings, with some exceptions. The Prompt Corrective Action Rules, described above, further limit the ability of banks to pay dividends if they are not classified as well capitalized or adequately capitalized.

Under these policies and subject to the restrictions applicable to the Bank, the Bank had approximately $14.92 million available for payment of dividends to the Company at December 31, 2001, without prior regulatory approval.

FDIC Insurance Assessments

The FDIC has implemented a risk-related premium schedule for all insured depository institutions that results in the assessment of premiums based on capital and supervisory measures. Under the risk-related premium schedule, the FDIC assigns, on a semiannual basis, each depository institution to one of three capital groups (well-capitalized, adequately capitalized or undercapitalized) and further assigns such institution to one of three subgroups within a capital group. The institution's subgroup assignment is based upon the FDIC's judgment of the institution's strength in light of supervisory evaluations, including examination reports, statistical analyses and other information relevant to measuring the risk posed by the institution. Only institutions with a total capital to risk-adjusted assets ratio of 10% or greater, a Tier 1 capital to risk-based assets ratio of 6% or greater, and a Tier 1 leverage ratio of 5% or greater, are assigned to the well-capitalized group. As of December 31, 2001, the Bank was well capitalized for purposes of calculating insurance assessments.

The Bank Insurance Fund is presently fully funded at more than the minimum amount required by law. Accordingly, the 2001 Bank Insurance Fund assessment rates ranged from zero for those institutions with the least risk, to $0.27 for every $100 of insured deposits for institutions deemed to have the highest risk. The Bank is in the category of institutions that presently pay nothing for deposit insurance. The FDIC adjusts the rates every six months. The FDIC has indicated from time to time that all banks may again be required to pay deposit insurance premiums in the future if the current trend of the size of the deposit insurance funds relative to all insured deposits continues.

While the Bank presently pays no premiums for deposit insurance, it is subject to assessments to pay the interest on Financing Corporation bonds. The Financing Corporation was created by Congress to issue bonds to finance the resolution of failed thrift institutions. Prior to 1997, only thrift institutions were subject to assessments to raise funds to pay the Financing Corporation bonds. Beginning in 2000, commercial banks and thrifts are subject to the same assessment for Financing Corporation bonds. The FDIC sets the Financing Corporation assessment rate every quarter. The Financing Corporation assessment for the Bank (and all other banks) for the first quarter of 2002 is an annual rate of $.0182 for each $100 of deposits.

Gramm-Leach-Bliley Act and Other Legislation

The Gramm-Leach-Bliley Act, passed in November 1999, dramatically changed certain banking laws that have been in effect since the early part of the 20th century. One of the most significant changes was that the separation between banking and the securities businesses mandated by the Glass-Steagall Act has now been removed, and the provisions of any state law that prohibits affiliation between banking and insurance entities have been preempted. Accordingly, the legislation now permits firms engaged in underwriting and dealing in securities, and insurance companies, to own banking entities, and permits bank holding companies (and in some cases, banks) to own securities firms and insurance companies. The provisions of federal law that preclude banking entities from engaging in non-financially related activities, such as manufacturing, have not been changed. For example, a manufacturing company cannot own a bank and become a bank holding company, and a bank holding company cannot own a subsidiary that is not engaged in financial activities, as defined by the regulators.

The legislation creates a new category of bank holding company called a "financial holding company." In order to avail itself of the expanded financial activities permitted under the law, a bank holding company must notify the Federal Reserve Board ("Federal Reserve") that it elects to be a financial holding company. A bank holding company can make this election if it, and all its bank subsidiaries, are well capitalized, well managed, and have at least a satisfactory Community Reinvestment Act rating, each in accordance with the definitions prescribed by the Federal Reserve and the regulators of the subsidiary banks. Once a bank holding company makes such an election, and provided that the Federal Reserve does not object to such election by such bank holding company, the financial holding company may engage in financial activities (i.e., securities underwriting, insurance underwriting, and certain other activities that are financial in nature as to be determined by the Federal Reserve) by simply giving a notice to the Federal Reserve within thirty days after beginning such business or acquiring a company engaged in such business. This makes the regulatory approval process to engage in financial activities much more streamlined than under prior law.

On January 7, 2002, the Company filed an election with the Board of Governors of the Federal Reserve System to become a financial holding company. The election became effective in February 2002.

The Gramm-Leach-Bliley Act also makes a number of additions and revisions to numerous federal laws that affect the business of banking. For example, there is now a federal law on privacy with respect to customer information held by banks. The federal banking regulators are authorized to adopt rules regarding privacy for customer information. Banks must establish a disclosure policy for non-public customer information, disclose the policy to their customers, and give their customers the opportunity to object to non-public information being disclosed to a third party. In addition, any Community Reinvestment Act agreement entered into between a bank and a community group must be disclosed, with both the bank and the group receiving any grants from the bank detailing the amount of funding provided and for what it was used. The new law also requires a bank's policy on fees for transactions at ATM machines by non-customers to be conspicuously posted on the ATM. A number of other provisions affecting other general regulatory requirements for banking institutions were also adopted.

Pennsylvania banking law was amended in November 2000 to provide for complete parity of Pennsylvania banks with federally chartered banks in the area of permissible activities. Under Pennsylvania law, as revised, the Bank may engage in any activity authorized for national banks or federal savings banks.

In October 2001, the President signed into law the USA PATRIOT Act. This act was passed in direct response to the terrorist attacks on September 11, 2001 and strengthens the anti-money laundering provisions of the Bank Secrecy Act. Most of the new provisions added by the Act apply to accounts at or held by foreign banks, or accounts of or transactions with foreign entities. The Bank does not have a significant foreign business and does not expect this Act to materially affect its operations. The Act does, however, require the banking regulators to consider a bank's record of compliance under the Bank Secrecy Act in acting on any application filed by a bank. As the Bank is subject to the provisions of the Bank Secrecy Act (i.e., reporting of cash transactions in excess of $10,000), the Bank's record of compliance in this area will be an additional factor in any applications filed by it in the future. To the Bank's knowledge, its record of compliance in this area is satisfactory.

The subsidiaries of the Bank, Essick & Barr, FLIG, and FLWM, are subject to additional regulatory requirements. Essick & Barr is subject to Pennsylvania insurance laws and the regulations of the Pennsylvania Department of Insurance. The securities brokerage activities of FLIG are subject to regulation by the SEC and the NASD, and FLWM is a registered investment advisor subject to regulation by the Pennsylvania Securities Commission.

Item 2. Properties

The only real estate owned by the Company is a single-family home located adjacent to the Bank's operations center in Leesport. This property is presently under agreement of sale with settlement expected in March, 2002. The Company's principal office is located in the newly-leased administration building at 1240 Broadcasting Road, Wyomissing, Pennsylvania.

Listed below are the locations of properties owned or leased by the Bank and its subsidiaries. Owned properties are not subject to any mortgage, lien or encumbrance.

Property Location	Leased or Owned
Corporate Office 1240 Broadcasting Road Wyomissing, Pennsylvania	Leased
Leesport Operations Center 133-144 North Centre Avenue Leesport, Pennsylvania	Owned
North Pointe Financial Center 241 South Centre Avenue Leesport, Pennsylvania	Owned
Northeast Reading Financial Center 1210 Rockland Street Reading, Pennsylvania	Owned
Hamburg Financial Center 801 South Fourth Street Hamburg, Pennsylvania	Owned
Bern Township Financial Center 409 West Leesport Road Leesport, Pennsylvania	Owned
Shenandoah Financial Center 101 North Main Street Shenandoah, Pennsylvania	Owned
Drums Financial Center Rittenhouse Place Drums, Pennsylvania	Owned
Wernersville Financial Center 1 Reading Drive Wernersville, Pennsylvania	Leased
Breezy Corner Financial Center 3401-3 Pricetown Road Fleetwood, Pennsylvania	Leased
Blandon Financial Center 100 Plaza Drive Blandon, Pennsylvania	Leased
Wyomissing Financial Center 1199 Berkshire Boulevard Wyomissing, Pennsylvania	Leased

Maplewood Financial Center 140 Cando Expressway Hazleton, Pennsylvania	Leased
Schuylkill Haven Financial Center 237 Route 61 South Schuylkill Haven, Pennsylvania	Leased
Birdsboro Financial Center 350 West Main Street Birdsboro, Pennsylvania	Leased
Essick & Barr Sales Office 108 South Fifth Street Reading, Pennsylvania	Owned
Office (1) 560 Van Reed Road, Suite 308 Wyomissing, Pennsylvania	Leased
Hazleton Drive-Up 1 West Broad Street, Rear Hazleton, Pennsylvania	Leased

(1) This office was consolidated into the corporate offices, and the property is being subleased until the lease expires in November 2002.

Each of these bank offices, except Drums, provides drive-in facilities and automated teller machines. Leesport Bank leases the premises of its Wernersville branch, which does not have a drive-up facility or an automated teller machine.

Essick & Barr owns its sales office at 108 South Fifth Street, Reading, Pennsylvania and also shares offices in the Company's newly-leased administration building located at 1240 Broadcasting Road, Wyomissing, Pennsylvania. Essick & Barr is charged a pro rata amount of the total lease expense.

FLIG and FLWM also share office space in the Company's administration building in Wyomissing and are accordingly charged a pro rata amount of the total lease expense.

Item 3. Legal Proceedings

A certain amount of litigation arises in the ordinary course of the business of the Company, and the Company's subsidiaries. In the opinion of the management of the Company, there are no proceedings pending to which the Company, or the Company's subsidiaries are a party or to which their property is subject, that, if determined adversely to the Company or its subsidiaries, would be material in relation to the Company's shareholders' equity or financial condition, nor are there any proceedings pending other than ordinary routine litigation incident to the business of the Company and its subsidiaries. In addition, no material proceedings are pending or are known to be threatened or contemplated against the Company or its subsidiaries by governmental authorities.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the Company's fiscal year ended December 31, 2001.

Item 4A. Executive Officers of the Registrant

Certain information, as of January 31, 2002, including principal occupation during the past five years, relating to each executive officer of the Company is set forth below:

Name, Address, and Position Held with the Company	Age	Position Held Since	Principal Occupation for Past 5 Years
RAYMOND H. MELCHER, JR. Wyomissing, Pennsylvania Chairman, President and Chief Executive Officer	50	1998	Chairman, President and Chief Executive Officer of the Company since January 1, 2000; prior thereto, President and Chief Executive Officer of the Company since June 1998; prior thereto, President and Chief Executive Officer of Security National Bank of Pottstown
CHARLES J. HOPKINS Wyomissing, Pennsylvania President and Chief Executive Officer of Essick & Barr, Inc.; Senior Vice President of Leesport Bank	51	1998	President and Chief Executive Officer of Essick & Barr, Inc. since 1992
KEITH W. JOHNSON, CFP Wyomissing, Pennsylvania President & Chief Executive Officer of First Leesport Investment Group, Inc. and First Leesport Wealth Management, Inc.; Senior Vice President of Leesport Bank	50	1991	President and Chief Executive Officer of First Leesport Investment Group, Inc. and First Leesport Wealth Management Inc. since 1999; prior thereto, owner of KRJ Associates and Johnson Financial
STEPHEN A. MURRAY West Reading, Pennsylvania Senior Vice President Chief Financial Officer	47	2000	Senior Vice President and Chief Financial Officer of the Company since May 2001; Vice President and Controller of the Company since May 2000; prior thereto, Senior Funds Management Officer, Fulton Financial Corporation
JENETTE L. ECK Centerport, Pennsylvania Vice President and Corporate Secretary	39	1998	Vice President of the Company since 2001, Secretary of the Company since 1998, Executive Assistant of the Company since 1996

PART II

Item 5. Market For Common Equity and Related Shareholder Matters

As of December 31, 2001, there were 751 record holders of the Company's common stock. The market price of the Company's common stock for each quarter in 2001 and 2000 and the dividends declared on the Company's common stock for each quarter in 2001 and 2000 are set forth below.

Market Price of Common Stock

The Company's common stock began trading on the Nasdaq National Market under the symbol "FLPB" on October 1, 2001. Prior to that time, the Company's common stock was listed on the NASDAQ SmallCap Market. The following table sets forth, for the fiscal quarters indicated, the high and low bid and asked price per share of the Company's common stock, as reported on the Nasdaq National or SmallCap Market (for periods prior to October 1, 2001, the date of listing the Company's common stock on the Nasdaq National Market), respectively, for the periods indicated:

	Bid		Asked	
	High	Low	High	Low
2001				
First quarter	$16.50	$13.50	$17.00	$14.38
Second quarter	16.00	14.20	16.63	15.00
Third quarter	16.30	13.00	16.85	14.25
Fourth quarter	15.75	13.90	16.10	14.00
2000				
First quarter	$18.13	$12.50	$18.25	$12.75
Second quarter	17.75	15.06	18.00	15.63
Third quarter	16.13	13.50	16.50	13.63
Fourth quarter	23.50	12.38	25.75	13.13

Dividend Information

Dividends on the Company's common stock have historically been payable on the 15th of January, April, July, and October.

	Dividends Declared (Per share)	
	2001	2000
First Quarter	$.15	$.15
Second Quarter	.15	.15
Third Quarter	.15	.15
Fourth Quarter	.15	.15

The Company derives substantially all of its income from dividends paid to it by the Bank and its subsidiaries.

Item 6. Selected Financial Data

The selected consolidated financial and other data and management's discussion and analysis set forth below is derived in part from, and should be read in conjunction with, the consolidated financial statements and notes thereto, contained elsewhere herein.

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands except per share data)				
Selected Financial Data:					
Total assets	$ 503,509	$ 393,826	$ 358,618	$ 289,945	$ 235,568
Investment securities available for sale	146,957	74,368	72,165	72,202	59,929
Investment securities held to maturity	-	-	-	423	1,010
Loans, net of unearned income	301,923	282,798	253,194	195,287	159,445
Allowance for loan losses	3,723	3,571	2,954	2,129	1,837
Deposits	331,577	296,363	269,344	228,984	196,308
Short-term borrowings	53,574	15,263	28,175	12,667	11,814
Long-term debt	62,200	43,500	31,000	16,000	-
Mandatory redeemable capital securities	5,000	5,000	-	-	-
Shareholders' equity	45,221	28,346	25,602	27,826	25,139
Book value per share	14.69	15.29	13.84	15.91	14.28
Selected Operating Data:					
Interest income	$ 29,626	$ 27,471	$ 22,910	$ 18,548	$ 17,042
Interest expense	17,053	16,386	12,363	9,491	7,991
Net interest income before provision for loan losses	12,573	11,085	10,547	9,057	9,051
Provision for loan losses	1,012	1,082	1,270	620	543
Net interest income after provision for loan losses	11,561	10,003	9,277	8,437	8,508
Other income	7,834	6,686	4,665	1,149	904
Other expense	15,500	14,000	12,080	7,758	6,843
Income before income taxes	3,895	2,689	1,862	1,828	2,569
Income taxes	1,119	563	461	317	562
Net income	$ 2,776	$ 2,126	$ 1,401	$ 1,511	$ 2,007
Earnings per share-basic	$ 1.45	$ 1.15	$ 0.76	$ 0.86	$ 1.14
Earnings per share-diluted	$ 1.45	$ 1.15	$ 0.76	$ 0.86	$ 1.14
Cash dividends per share	$ 0.60	$ 0.60	$ 0.54	$ 0.49	$ 0.45
Return on average assets	0.64%	0.57%	0.43%	0.58%	0.88%
Return on average shareholders' equity	8.67%	7.88%	5.24%	5.71%	8.26%
Dividend payout ratio	41.38%	52.17%	71.05%	56.98%	39.47%
Average equity to average assets	7.37%	7.17%	8.24%	10.08%	10.66%

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company is a financial company. Leesport Bank is a wholly-owned subsidiary of the Company. Essick & Barr, FLIG and FLWM, and Horizon Realty Solutions, LLC are wholly-owned non-bank subsidiaries of Leesport Bank.

The financial statements have been restated to reflect the impact of the acquisition of Merchants of Shenandoah Ban-Corp on July 1, 1999, which was accounted for under the pooling of interests method of accounting. Merchants of Shenandoah Ban-Corp was a single-bank holding company acting as the parent company of Merchants Bank of Pennsylvania. Merchants Bank of Pennsylvania was a $60 million bank with three full-service offices, one in Shenandoah, Pennsylvania, one in Drums, Pennsylvania, and one just outside of Hazleton, Pennsylvania.

The costs of acquiring Merchants of Shenandoah Ban-Corp, including legal and professional expenses, system conversion costs, and investment banking activities, amounted to $544,000 before income tax considerations. In addition to the consolidation, the reorganization of the banks resulted in three retirement packages and their associated costs. These transactions added $270,000 to the acquisition costs noted above. The after tax cost of these merger, conversion and reorganization expenses amounted to $617,000. These costs were expensed during the third quarter of 1999.

The Company expanded into the securities sales business with its October 1, 1999 acquisition of two Wyomissing, Pennsylvania-based brokerage and financial management companies: Johnson Financial Group, Inc., and KRJ & Associates. As part of the acquisition, these companies were reorganized into First Leesport Investment Group, Inc., and First Leesport Wealth Management, Inc., respectively. This acquisition, combined with the purchase of Essick & Barr, Inc., of Reading, Pennsylvania, in December of 1998, provides the Company with a full array of financial products and services for its customers and affiliates.

During 2000, Horizon Realty Solutions, LLC was formed as a subsidiary of Leesport Bank for the purpose of providing title insurance and other real estate related services to its customers through limited partnership arrangements with third parties involved in the real estate services industry.

Critical Accounting Policies

Note 1. to the Company's consolidated financial statements lists significant accounting policies used in the development and presentation of its financial statements. This discussion and analysis, the significant accounting policies, and other financial statement disclosures identify and address key variables and other qualitative and quantitative factors that are necessary for an understanding and evaluation of the Company and its results of operations.

Results of Operations

Net income for 2001 was $2.8 million or $1.45 per share compared to $2.1 million or $1.15 per share for 2000 and $1.4 million or $.76 per share for 1999. These increases are a result of increasing net interest income and other income each year, net of increases in other expenses. Detail regarding changes in each of these areas follows. Net income for 1999 was affected by one-time merger expenses of $544,000 and employment costs of $270,000 incurred through the acquisition of Merchants of Shenandoah Ban-Corp.

Return on average assets was 0.64% for 2001, 0.57% for 2000 and 0.43% for 1999. Return on average shareholders' equity was 8.67% for 2001, 7.88% for 2000 and 5.24% for 1999.

Net Interest Income

Net interest income is a primary source of revenue for the Company. This income results from the difference between the interest and fees earned on loans and investments and the interest paid on deposits to customers and other non-deposit sources of funds, such as repurchase agreements and borrowings from the Federal Home Loan Bank. Net interest margin is the difference between the gross (tax-effected) yield on earning assets and the cost of interest bearing funds as a percentage of earning assets. All discussion of net interest margin is on a fully taxable equivalent basis.

Net interest income for 2001 was $12.6 million, a 13.5% increase over the $11.1 million in 2000, which was a 5.7% increase over the $10.5 million in 1999. Average earning assets increased by $44.1 million or 12.4% from 2000 to 2001. The net interest margin was 3.28% in 2001 and 3.29% in 2000. Net interest margin declined during the first quarter of 2001 as a result of guaranteed-rate promotional programs run to increase money market deposits and previously run certificate of deposit promotional programs instituted to provide liquidity. The money market deposit rates have been at market levels since late in the second quarter of 2001. The bulk of the certificates of deposit began maturing in the fourth quarter and will continue to mature through April of 2002. The Company saw significant improvement in the net interest margin during the fourth quarter and expects to see additional improvement during the first quarter of 2002. The primary growth in earning assets for 2001 was in average taxable securities, while 2000 and 1999 saw primary growth in average loans outstanding. Average taxable securities increased by 35.4% in 2001 and 10.0% in 2000. Average loans outstanding increased by 6.39% in 2001 and 21.7% in 2000.

Average interest-bearing deposits increased by 15.7% in 2001 and 11.1% in 2000 while average borrowings decreased by 3.7% in 2001. The return on interest earning assets decreased by 35 basis points from 2000 to 2001, and the cost of supporting liabilities decreased by 36 basis points during the same time period. These decreases are primarily due to market rate reductions.

It should be noted that the 3.7% decrease in average borrowings for 2001, from $65.8 million for 2000 to $63.4 million, is not truly indicative of the events for the year. During the first three quarters of 2001, the Company was in the position of selling federal funds. The average balance of federal funds sold in this time frame was $11.4 million, while average borrowings were $58.1 million. By the fourth quarter, however, the Company switched to a federal funds purchased position to take advantage of the lower interest rate environment. Average federal funds sold for the fourth quarter was $1.2 million while average borrowings were $81.6 million. At year-end 2001, actual balances for federal funds sold and borrowings were $0 and $115.8 million, respectively.

Other Income

Details of non-interest income follow:

		2001 versus 2000			2000 versus 1999		
	2001	Increase/ (Decrease)	%	2000	Increase/ (Decrease)	%	1999
			(Dollars in thousands)				
Customer service fees	$ 1,058	$ 274	34.9	$ 784	$ 281	55.9	$ 503
Mortgage banking activities, net	1,249	1,029	467.7	220	22	11.1	198
Commissions and fees from insurance sales	3,914	62	1.6	3,852	556	16.9	3,296
Broker and investment advisory commissions and fees	726	(230)	(24.1)	956	769	411.2	187
Other income	838	(7)	(0.8)	845	416	97.0	429
Net realized gains on sale of securities	49	20	69.0	29	(23)	(44.2)	52
Total	$7,834	$1,148	17.2	$ 6,686	$ 2,021	43.3	$ 4,665

The Company's primary source of other income for 2001 was commissions and other revenue generated through sales of insurance products through the Bank's insurance subsidiary, Essick & Barr, Inc. Revenues from insurance operations totaled $3.91 million in 2001 compared to $3.85 million in 2000. Revenues generated from the Bank's investment subsidiaries, First Leesport Investment Group, Inc., and First Leesport Wealth Management, Inc., declined from $956,000 in 2000 to $726,000 in 2001 due to the down turn in the stock market throughout 2001.

The Company also relies on several other sources for its other income, including sales of newly originated mortgage loans and service charges on deposit accounts. The income recognized from mortgage banking activities was $1.2 million in 2001, $220,000 in 2000 and $198,000 in 1999. The addition of new mortgage originators and increased refinancing activities due to falling interest rates contributed to this increase. Also included in income from mortgage banking activities: a gain of $41,000 during the second quarter of 2001 from the sale of $4.9 million of portfolio residential mortgage loans and a loss of $203,000 during the third quarter of 2000 from the sale of $6.4 million of residential mortgage loans. Income from customer service fees was $1.1 million in 2001, $784,000 in 2000 and $503,000 in 1999. The continuing increases in this category reflect an expanded customer base, new services, and a new fee pricing structure in 2001.

In addition, the results of the following non-recurring transactions are included in total other income: a loss of $38,000 during the third quarter of 2001 from the sale of a building used by administrative and executive staff, who were relocated to a newly-constructed, leased facility; a gain of $245,000 during the first quarter of 2000 from the sale of a Bank financial services facility; and a gain of $50,000 during the third quarter of 2000 from the sale of $6.5 million of available for sale investment securities.

Other Expenses

Details of non-interest expense follow:

	2001 versus 2000			2000 versus 1999			
	2001	Increase/ (Decrease)	%	2000	Increase/ (Decrease)	%	1999
	(Dollars in thousands)						
Salaries and employee benefits	$ 8,006	$ 501	6.7	$ 7,505	$ 1,649	28.2	$ 5,856
Occupancy expense	1,287	349	37.2	938	184	24.4	754
Equipment expense	962	109	12.8	853	54	6.8	799
Marketing and advertising expense	791	216	37.6	575	153	36.3	422
Professional services	678	(51)	(7.0)	729	309	73.6	420
Merger-related costs	0	0	0.0	0	(544)	(100.0)	544
Restructuring costs	0	0	0.0	0	(270)	(100.0)	270
Other expense	3,776	376	11.1	3,400	385	12.8	3,015
Total	$15,500	$ 1,500	10.7	$14,000	$ 1,920	15.9	$12,080

The largest component of non-interest expenses is salaries and employee benefits, which increased $501,000, or 6.7% in 2001, after increasing $1.6 million or 28.2% in 2000 as compared to 1999. Salary and benefit costs associated with the insurance and investment subsidiaries totaled approximately $2.9 million in 2001, $2.8 million in 2000 and $1.9 million in 1999. These increases in salary and benefits expenses resulted from annual merit increases and promotions, additional personnel costs associated with the continuing growth of the Company, and increases in employee health insurance costs consistent with national trends.

Total occupancy expense increased by 37.2% in 2001 to $1.3 million, from $938,000 in 2000 and had increased by 24.4% in 2000 from $754,000 in 1999. Total equipment expense increased by 12.8% in 2001 to $962,000, from $853,000 in 2000, and had increased by 6.8% in 2000 from $799,000 in 1999. Total equipment expense had increased by 24.1% in 1999. The increase in 2001 was primarily the result of costs associated with new check imaging software and equipment, the relocation of two existing financial service centers, the addition and renovation of two leased financial services centers, and the Company's newly-constructed, leased executive and administrative office building. The costs of the new facilities were partially offset by the sale of the former administrative center and the sublease of the investment group offices.

The expense related to other real estate owned totaled $141,000 in 2001, $202,000 in 2000, and $210,000 in 1999. The expense for 2000 included $60,000 of costs associated with writing down a single property, and 1999 included $55,000 of costs associated with carrying and writing down a single rental property acquired during that year.

Marketing and advertising expenses were $791,000 in 2001, $575,000 in 2000 and $422,000 in 1999. The increase in marketing expense reflects the Company's continuing efforts to increase awareness of its various product offerings and the costs associated with its new branch openings.

Expense incurred by the Company for professional services totaled $678,000 in 2001 compared to $729,000 in 2000 and $420,000 in 1999. Expenses for 2000 include approximately $35,000 in one-time fees paid to external consultants.

Total merger expenses were $544,000 in 1999, and the cost of reorganizing the Bank's management team resulted in additional personnel costs amounting to $270,000 in 1999.

Income Taxes

The effective income tax rate for the Company for the year ended December 31, 2001 was 28.7% compared to 20.9% for the year ended December 31, 2000. The effective tax rate for 2001 was higher than the rate for 2000 primarily as the result of a decrease in the amount of non-taxable interest income during 2001.

Financial Condition

The Company's total assets increased to $503.5 million at December 31, 2001, representing a growth rate of 27.9% from $393.8 million at December 31, 2000.

Cash and Investment Securities

Cash and balances due from banks increased to $19.7 million at December 31, 2001 from $12.1 million at December 31, 2000 as the Bank made provisions to cover higher than usual year-end cash letter activity at the Federal Reserve Bank of Philadelphia. Average cash and due from banks balances for 2001 and 2000 were $9.7 million and $7.1 million, respectively.

Investment securities increased 97.6% to $147.0 million at December 31, 2001, from $74.4 million at December 31, 2000 primarily due to deposit balances increasing more than loan balances, increased short and long-term borrowings to take advantage of the low rate environment, and proceeds from the shareholder rights offering. Investment securities are used to supplement loan growth as necessary, to generate interest and dividend income, to manage interest rate risk, and to provide liquidity. To accomplish these ends, most of the purchases in the portfolio during 2001 were of mortgage backed securities issued by US Government agencies. In addition, the Company purchased $14 million in US Treasury notes with short-term maturities to utilize the proceeds of its shareholder rights offering completed in December 2001. Currently, all of the Company's securities are carried as available for sale.

At December 31, 2001, the securities balance included a net unrealized gain on available for sale securities of $392,000 versus a net unrealized loss of $711,000 at December 31, 2000. The reduction in interest rates during 2001 resulted in the appreciation in the fair value of the securities.

Loans

Loans increased to $301.9 million at December 31, 2001 from $282.8 million at December 31, 2000, an increase of $19.1 million or 6.8%. Management has targeted the loan portfolio as a key to the Company's continuing growth. Specifically, the Company has shifted its lending focus to higher yielding commercial loans made to small to medium sized businesses in its market area. A significant increase in the volume of commercial loans during 2001 and 2000 underscores that focus as the commercial portfolio increased to $166.6 million at December 31, 2001, from $145.6 million at December 31, 2000, an increase of $21.0 million or 14.4%.

Loans secured by residential real estate, which include home equity lending products, increased to $124.0 million from $120.6 million between December 31, 2000 and December 31, 2001, an increase of $3.4 million or 2.8%. This increase is primarily due to the net effect of the sale of $4.9 million of fixed rate, portfolio residential real estate loans into the secondary market in the second quarter of 2001, the transfer of $9.2 million of fixed rate, portfolio residential real estate loans to the held for sale category in December 2001, and increases in home equity loans as the result of successful product promotions. The loans held for sale category also includes $3.0 million of mortgage loans originated for sale.

These sales of residential real estate loans in the secondary market reflect the Company's financial management strategy of de-emphasizing the retention of such loans for its portfolio while increasing their sale to generate fees and fund growth in higher yielding assets.

Premises and Equipment

Premises and equipment increased during 2001 to $9.6 million from $8.4 million at the end of 2000. This increased growth is primarily due to continuing investments in bank processing technology, the relocation of two existing financial service centers, the leasehold improvements and furniture and equipment purchases associated with the Company's newly-constructed administration building, located at 1240 Broadcasting Road, Wyomissing, Pennsylvania (occupied in June 2001) and renovations to two newly-opened retail-banking facilities in Schuylkill Haven, Pennsylvania (July 2001) and Birdsboro, Pennsylvania (December 2001).

Other Assets

Other assets, which include accrued interest receivable, decreased to $16.8 million at December 31, 2001 from $17.6 million at December 31, 2000. Included in this total are the intangible assets recorded as a result of the Company's purchase of Essick & Barr, Inc., First Leesport Investment Group, Inc., and First Leesport Wealth Management, Inc. At December 31, 2001, these intangibles totaled $4.3 million. Another significant component of other assets is the cash surrender value of certain life insurance policies used to fund deferred compensation plans for selected board members and senior officers. The value of these policies at December 31, 2001 was $6.3 million.

Deposits and Borrowings

Total deposits increased by $35.2 million or 11.9%, growing to $331.6 million at December 31, 2001, from $296.4 million at December 31, 2000.

Non-interest bearing deposits increased to $43.5 million at December 31, 2001, from $38.2 million at December 31, 2000, an increase of $5.3 million or 13.9%. Management continues to promote growth in these types of deposits, which include a free checking product, as a method to help reduce the overall cost of the Company's funds. Interest bearing deposits increased by $30.0 million or 11.6%, growing from $258.1 million at December 31, 2000 to $288.1 million at December 31, 2001. Growth in money market and interest checking accounts of 76.5%, or $41.9 million, more than offset decreases in traditional savings accounts and certificates of deposit of 5.9% or $11.9 million dollars. The increase in money market deposits was primarily the result of successful promotional programs run during this period, the addition of two new financial services centers in 2001, and consumer uncertainty regarding financial markets.

Borrowed funds from various sources were used to supplement deposit growth. During 2001, short-term borrowings, which were comprised of federal funds purchased from the Federal Home Loan Bank and other correspondent banks and securities sold under agreements to repurchase, were $53.6 million at December 31, 2001, and $15.3 million at December 31, 2000. Long-term debt, which consisted of advances from the Federal Home Loan Bank in 2001, and advances from the Federal Home Loan Bank and borrowings from other financial institutions in 2000, totaled $62.2 million and $43.5 million, respectively.

The increase in long-term debt and short-term borrowings was implemented to take advantage of the low- interest rate environment and provide two-to-five-year funding to offset some maturities in the certificates of deposit portfolio. These borrowed funds were primarily reinvested into securities and loans.

In December 2001, the Company repaid $1.5 million of high interest rate subordinated debt from other financial institutions.

Shareholders' Equity

The Company's common stock, surplus and retained earnings increased by $16.09 million during 2001. This increase is primarily the result of the Company's shareholder rights offering, which was completed in December 2001. Through the rights offering, the Company issued an additional 1.2 million shares of common stock at the offering price of $13 per share. The offering resulted in net proceeds of $14.3 million.

Total shareholders' equity includes accumulated other comprehensive income, which includes an adjustment for the fair value of the Company's securities. This amount attempts to identify the impact to equity in the unlikely event that the Company's entire securities portfolio would be liquidated under current economic conditions. The amounts and types of securities held by the Company at the end of 2001, combined with current interest rates, would have resulted in an increase in equity, net of taxes, of $259,000. This compares with a decrease to equity of $469,000 at the end of 2000. Retained earnings, after the payment of dividends, accounted for an additional increase of $1.5 million.

Interest Rate Sensitivity

Through the years, the banking industry has adapted to an environment in which interest rates have fluctuated dramatically and in which depositors have been provided with liquid, rate sensitive investment options. The industry utilizes a process known as asset/liability management as a means of managing this adaptation.

Asset/liability management is intended to provide for adequate liquidity and interest rate sensitivity by matching interest rate sensitive assets and liabilities and coordinating maturities and repricing characteristics on assets and liabilities.

Interest rate risk management involves managing the extent to which interest-sensitive assets and interest-sensitive liabilities are matched. Interest rate sensitivity is the relationship between market interest rates and earnings volatility due to the repricing characteristics of assets and liabilities. The Company's net interest income is affected by changes in the level of market interest rates. In order to maintain consistent earnings performance, the Company seeks to manage, to the extent possible, the repricing characteristics of its assets and liabilities.

One major objective of the Company when managing the rate sensitivity of its assets and liabilities is to stabilize net interest income. The management of and authority to assume interest rate risk is the responsibility of the

Company's Asset/Liability Committee ("ALCO"), which is comprised of senior management and Board members. The ALCO meets quarterly to monitor the ratio of interest sensitive assets to interest sensitive liabilities. The process to review interest rate risk management is a regular part of management of the Company. In addition, there is an annual process to review the interest rate risk policy with the Board of Directors which includes limits on the impact to earnings from shifts in interest rates.

To manage the interest rate sensitivity position, an asset/liability model called "gap analysis" is used to monitor the difference in the volume of the Company's interest sensitive assets and liabilities that mature or reprice within given periods. A positive gap (asset sensitive) indicates that more assets reprice during a given period compared to liabilities, while a negative gap (liability sensitive) has the opposite effect.

At December 31, 2001, the Company maintained a negative one-year cumulative gap. The Company expanded its short-term borrowings significantly during the fourth quarter of 2001 to take advantage of the low rate environment. This is reflected in the negative gap position shown below. The Company expects to extend the terms of these short-term borrowings during 2002.

Interest Sensitivity Gap at December 31, 2001

	0-3 months	3 to 12 months	1-3 years	Over 3 years
	(Dollars in thousands)			
Interest bearing deposits	$ 731	$ 0	$ 100	$ 0
Investment securities(1),(2)	23,097	22,488	35,527	65,453
Loans(2)	94,065	59,562	77,872	70,424
Total rate sensitive assets	117,893	82,050	113,499	135,877
Interest bearing deposits(3)	79,891	4,205	11,423	42,491
Time deposits	38,527	70,743	36,503	4,318
Federal funds purchased	32,500	0	0	0
Short-term borrowed funds	21,074	0	0	0
Long-term borrowed funds	6,014	6,044	32,731	22,411
Total rate sensitive liabilities	178,006	80,992	80,657	69,220
Interest sensitivity gap	$(60,113)	$ (1,058)	$ 32,842	$ 66,657
Cumulative gap	$(60,113)	$(61,171)	$(28,329)	$ 38,328
Cumulative gap to total assets	(11.9%)	(12.1%)	(5.6%)	7.6%

(1) Gross of unrealized gains/losses on available for sale securities.

(2) Investments and loans are included in the earlier of the period in which interest rates were next scheduled to adjust or the period in which they are due.

(3) Demand and savings accounts are generally subject to immediate withdrawal. However, management considers a certain amount of such accounts to be core accounts having significantly longer effective maturities based on the retention experiences of such deposits in changing interest rate environments.

Certain shortcomings are inherent in the method of analysis presented in the above table. Although certain assets and liabilities may have similar maturities or period of repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels may deviate significantly from those assumed in calculating the table. The ability of many borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase.

The Company also measures its sensitivity to interest rate movements through simulations of the effects of rate changes upon its net interest income. Interest rate movements of 100, 200 and 300 basis points upward and downward were applied to the Company's interest earning assets and interest bearing liabilities as of December 31, 2001. The results of these simulations on net interest income for 2001 are as follows:

Simulated % Change in 2001
Net Interest Income

Assumed Changes in Interest Rates	% Change
-300	-3%
-200	-2%
-100	0%
0	0%
+100	0%
+200	0%
+300	0%

Present value of equity as a result of interest rate changes is presented in the following hypothetical table. This analysis estimates the projected change in the value of equity as of December 31, 2001 as a result of hypothetical interest rate movements.

Simulated % Change in
Economic Value of Shareholders' Equity

Assumed Changes in Basis Points	% Change
-300	-18%
-200	-9%
-100	-1%
0	0%
+100	-7%
+200	-14%
+300	-21%

Capital

Federal bank regulatory agencies have established certain capital-related criteria that must be met by banks and bank holding companies. The measurements which incorporate the varying degrees of risk contained within the Bank's balance sheet and exposure to off-balance sheet commitments were established to provide a framework for comparing different institutions.

The Company is not aware of any pending recommendations by regulatory authorities that would have a material impact on the Company's capital, resources, or liquidity if they were implemented, nor is the Company under any agreements with any regulatory authorities.

The adequacy of the Company's capital is reviewed on an ongoing basis with regard to size, composition and quality of the Company's resources. An adequate capital base is important for continued growth and expansion in addition to providing an added protection against unexpected losses.

An important indicator in the banking industry is the leverage ratio, defined as the ratio of common shareholders' equity less intangible assets, to average quarterly assets less intangible assets. The leverage ratio at December 31, 2001 was 10.03% compared to 7.49% at December 31, 2000. This increase is primarily the result of the issuance in December 2001 of 1.2 million common shares pursuant to the Company's shareholder rights offering. For 2001, 2000 and 1999, the ratios were above minimum regulatory guidelines.

As required by the federal banking regulatory authorities, guidelines have been adopted to measure capital adequacy. Under the guidelines, certain minimum ratios are required for core capital and total capital as a percentage of risk-weighted assets and other off-balance sheet instruments. For the Company, Tier I capital consists of common shareholders' equity less intangible assets plus the mandatory redeemable capital debentures, and Tier II capital includes the allowable portion of the allowance for loan losses, currently limited to 1.25% of risk-weighted assets. By regulatory guidelines, the separate component of equity for unrealized appreciation or depreciation on available for sale securities is excluded from Tier I Capital.

The following table sets forth the Company's capital ratios.

	at December 31,	
	2001	2000
	(Dollars in thousands)	
Tier I		
Common shareholders' equity		
(excluding unrealized gains(losses) on securities)	$ 44,962	$ 28,815
Disallowed intangible assets	(4,346)	(4,587)
Mandatory Redeemable Capital Debentures	5,000	5,000
Tier II		
Allowable portion of allowance for loan losses	3,722	3,422
Risk-based capital	$ 49,338	$ 32,650
Risk adjusted assets (including off-balance sheet exposures)	$333,809	$273,604
Leverage ratio	10.03%	7.49%
Tier I risk-based capital ratio	13.67%	10.68%
Total risk-based capital ratio	14.78%	11.93%

Regulatory guidelines require that Tier I capital and total risk-based capital to risk-adjusted assets must be at least 4.0% and 8.0%, respectively.

Liquidity and Funds Management

Liquidity management ensures that adequate funds will be available to meet anticipated and unanticipated deposit withdrawals, debt servicing payments, investment commitments, commercial and consumer loan demand and ongoing operating expenses. Funding sources include principal repayments on loans and investment securities, sales of loans, growth in core deposits, short and long-term borrowings and repurchase agreements. Regular loan payments are a dependable source of funds, while the sale of loans and investment securities, deposit flows, and loan prepayments are significantly influenced by general economic conditions and level of interest rates.

At December 31, 2001, the Company maintained $19.7 million in cash and cash equivalents primarily consisting of cash and due from banks. In addition, the Company had $147.0 million in securities available for sale. The combined total of $166.7 million represented 33.1% of total assets at December 31, 2001. The Company believes that its liquidity is adequate.

The Company considers its primary source of liquidity to be its core deposit base, which includes noninterest-bearing and interest-bearing demand deposits, savings, and time deposits under $100,000. This funding source has grown steadily over the years and consists of deposits from customers throughout the branch network. The Company will continue to promote the growth of deposits through its branch offices. At December 31, 2001, approximately 61% of the Company's assets were funded by core deposits acquired within its market area. An additional 9% of the assets were funded by the Company's equity. These two components provide a substantial and stable source of funds.

The Company's financial statements do not reflect various commitments that are made in the normal course of business, which may involve some liquidity risk. These commitments consist mainly of unfunded loans and letters of credit made under the same standards as on-balance sheet instruments. Unused commitments, at December 31, 2001 totaled $64.6 million. This consisted of $7.2 million in commercial real estate and construction loans, $11.1 million in home equity lines of credit, $2.1 million in standby letters of credit and the remainder in other unused commitments. Because these instruments have fixed maturity dates, and because many of them will expire without being drawn upon, they do not generally present any significant liquidity risk to the Company. Any amounts actually drawn upon, management believes, can be funded in the normal course of operations. The Company has no investment in or financial relationship with any unconsolidated entities that are reasonably likely to have a material effect on liquidity or the availability of capital resources.

The following table represents the Company's aggregate on and off balance sheet contractual obligations to make future payments.

	December 31, 2001				
	Less than 1 Year	1-3 Years	4-5 Years	Over 5 Years	Total
	(In thousands)				
Time deposits	$109,262	$36,503	$4,036	$ 290	$150,091
Long-term debt	12,000	32,600	2,600	15,000	62,200
Redeemable capital debentures	-	-	-	5,000	5,000
Operating leases	685	1,310	1,300	6,169	9,464
Total	$121,947	$70,413	$7,936	$26,459	$226,755

Changes in Interest Income and Interest Expense

The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (1) changes in volume (changes in volume multiplied by old rate), and (2) changes in rate (changes in rate multiplied by average volume).

Analysis of Changes in Interest Income (1) (2) (3)

	2001/2000 Increase (Decrease) Due to Change in			2000/1999 Increase (Decrease) Due to Change in		
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)					
Interest-bearing deposits in other banks and federal funds sold	$ 327	$ (80)	$ 247	$ 99	$ (33)	$ 66
Securities (taxable)	1,486	(438)	1,048	361	224	585
Securities (tax-exempt)	(208)	(69)	(277)	(73)	63	(10)
Loans	1,430	(364)	1,066	4,001	(41)	3,960
Total Interest Income	3,035	(951)	2,084	4,388	213	4,601
Short-term borrowed funds	(928)	(395)	(1,323)	541	242	783
Long-term borrowed funds	934	(113)	821	885	542	1,427
Interest-bearing demand deposits	1,177	(569)	608	268	291	559
Savings deposits	(210)	(224)	(434)	25	(130)	(105)
Time deposits	1,075	(81)	994	913	447	1,360
Total Interest Expense	2,048	(1,382)	666	2,631	1,393	4,024
Increase (Decrease) in Net Interest Income	$ 987	$ 431	$1,418	$ 1,757	$(1,180)	$ 577

(1) Loan fees have been included in the change in interest income totals presented. Nonaccrual loans have been included in average loan balances.

(2) Changes due to both volume and rates have been allocated in proportion to the relationship of the dollar amount change in each.

(3) Interest income on loans and investments is presented on a taxable equivalent basis.

Average Balances, Rates and Net Yield

The following table sets forth the average daily balances of major categories of interest earning assets and interest bearing liabilities, the average rate paid thereon, and the net interest margin for each of the periods indicated.

	Year Ended December 31,								
	2001			2000			1999		
	Average Balances	Interest Income/ Expense	% Rate	Average Balances	Interest Income/ Expense	% Rate	Average Balances	Interest Income/ Expense	% Rate
	(In thousands except percentage data)								
Interest Earning Assets:									
Interest bearing deposits in other banks and federal funds sold	$ 11,313	$ 395	3.49	$ 3,526	$ 148	4.20	$ 1,598	$ 82	5.13
Securities(taxable)	80,873	5,241	6.48	59,713	4,193	7.02	54,281	3,608	6.65
Securities(tax-exempt)(1)	13,348	1,058	7.92	15,813	1,335	8.44	16,722	1,345	8.04
Loans(2)	294,137	23,456	7.97	276,470	22,390	8.10	227,241	18,430	8.11
Total interest earning assets	$399,671	30,150	7.54	$355,522	28,066	7.89	$299,842	23,465	7.83
Interest Bearing Liabilities:									
Interest bearing demand deposits	$ 84,157	2,721	3.23	$ 54,043	2,113	3.91	$ 46,092	1,554	3.37
Savings deposits	42,107	764	1.81	51,044	1,198	2.35	50,068	1,303	2.60
Time deposits	160,918	9,674	6.01	143,186	8,680	6.06	127,315	7,320	5.75
Short-term borrowings	15,265	522	3.42	30,726	1,845	6.00	20,349	1,062	5.22
Long-term debt	48,472	2,821	5.82	35,108	2,127	6.06	21,806	1,124	5.15
Mandatory redeemable capital debentures	5,000	551	11.02	3,866	424	10.97	0	0	0
Total interest bearing liabilities	$355,919	17,053	4.79	$317,973	16,387	5.15	$265,630	12,363	4.65
Noninterest bearing deposits	$ 39,055			$ 33,881			$ 30,689		
Net interest margin		$13,097	3.28		$11,679	3.29		$11,102	3.71

(1) Rates on loans and investment securities are reported on a tax-equivalent basis of 34%.

(2) Nonaccrual loans have been included in average loan balances.

Risk Elements

Non-performing loans, consisting of loans on non-accrual status, loans past due 90 days or more and still accruing interest, and renegotiated troubled debt decreased to $931,000 at December 31, 2001, down from $2.6 million at December 31, 2000. Generally, loans that are more than 90 days past due are placed on non-accrual status. As a percentage of total loans, non-performing loans represented 0.31% at December 31, 2001, down from .90% at

December 31, 2000. The allowance for loan losses improved to 399.8% of non-performing loans at December 31, 2001, compared to 139.2% at December 31, 2000. These decreases reflect the Company's continued emphasis on improving credit quality. The Company believes that prefunding analysis and diligent intervention at the first signs of delinquency will help to maintain these levels.

The following table is a summary of nonperforming loans and renegotiated loans for the years presented.

Non-performing Loans
(In thousands)

	As of December 31,				
	2001	2000	1999	1998	1997
Nonaccrual loans					
Real estate	$ 215	$ 682	$ 797	$ 721	$ 959
Consumer	5	0	0	23	45
Commercial	531	419	1,192	232	458
Total nonaccrual loans	751	1,101	1,989	976	1,462
Loans past due 90 days or more and still accruing interest					
Real estate	0	265	363	454	593
Consumer	8	89	86	110	127
Commercial	56	116	226	825	234
Total loans past due 90 days or more	64	470	675	1,389	954
Troubled debt restructurings					
Real estate	0	0	0	0	0
Consumer	0	0	0	0	0
Commercial	116	994	1,084	387	0
Total troubled debt restructurings	116	994	1,084	387	0
Total non-performing loans	$ 931	$2,565	$3,748	$2,752	$2,416

The Bank generally places a loan on non-accrual after the loan is more than 90 days past due. At December 31, 2001, there were $1.54 million of commercial loans for which payments are current, but where the borrowers were experiencing significant financial difficulties, that were not classified as non-accrual.

The following summary shows the impact on interest income of nonaccrual and restructured loans for the year ended December 31, 2001 (in thousands):

Amount of interest income on loans which would have been recorded under original terms....................$ 37

Interest income reported during the period ....$ 6

Provision and Allowance for Loan Losses

The provision for loan losses for 2001 was $1.0 million compared to $1.1 million in 2000 and $1.3 million in 1999. The Company performs a review of the credit quality of its loan portfolio on a monthly basis to determine the adequacy of the allowance for possible loan losses. The Company experienced significant growth in the loan portfolio of 6.8% in 2001 and 12.5% in 2000. The allowance for loan losses at December 31, 2001 was $3.7 million, or 1.23% of outstanding loans, compared to $3.6 million or 1.25% of outstanding loans at December 31, 2000.

The allowance for loan losses is an amount that management believes to be adequate to absorb potential losses in the loan portfolio. Additions to the allowance are charged through the provision for loan losses. Management regularly assesses the adequacy of the allowance by performing an ongoing evaluation of the loan portfolio, including such factors as charge-off history, the level of delinquent loans, the current financial condition of specific borrowers, value of any collateral, risk characteristics in the loan portfolio, and local and national economic conditions. Significant loans are individually analyzed, while other smaller balance loans are evaluated by loan category. Based upon the results of such reviews, management believes that the allowance for loan losses at December 31, 2001 was adequate to absorb credit losses inherent in the portfolio as of that date.

The following table presents a comparative allocation of the allowance for loan losses for each of the past five year-ends. Amounts were allocated to specific loan categories based upon management's classification of loans under the Company's internal loan grading system and assessment of near-term charge-offs and losses existing in specific larger balance loans that are reviewed in detail by the Company's internal loan review department and pools of other loans that are not individually analyzed. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future credit losses may occur.

Allocation of Allowance for Loan Losses
(In thousands except percentage data)

	as of December 31,									
	2001		2000		1999		1998		1997	
	Amount	Percent of Total Loans	Amount	Percent of Total Loans	Amount	Percent of Total Loans	Amount	Percent of Total Loans	Amount	Percent of Total Loans
Commercial	$2,467	53.7	$2,225	51.5	$2,000	42.3	$1,028	27.1	$ 309	34.3
Residential Real Estate	648	42.5	648	31.2	196	47.4	741	59.9	591	50.2
Consumer	459	3.8	621	17.3	414	10.3	350	13.0	145	15.5
Total allocated	3,574	100.0	3,494	100.0	2,610	100.0	2,119	100.0	1,045	100.0
Unallocated	149	-	77	-	344	-	10	-	792	-
TOTAL	$3,723	100.0	$3,571	100.0	$2,954	100.0	$2,129	100.0	$1,837	100.0

The unallocated portion of the allowance is intended to provide for possible losses that are not otherwise accounted for and to compensate for the imprecise nature of estimating future loan losses. Management believes the allowance is adequate to cover the inherent risks associated with the Company's loan portfolio. While allocations have been established for particular loan categories, management considers the entire allowance to be available to absorb losses in any category.

The following tables set forth an analysis of the Company's allowance for loan losses for the years presented.

Analysis of the Allowance for Loan Losses
(In thousands except ratios)

	Year Ended December 31,				
	2001	2000	1999	1998	1997
Balance, Beginning of Year	$ 3,571	$ 2,954	$ 2,129	$ 1,837	$ 1,419
Charge-offs:					
Commercial	761	194	164	59	24
Residential Real Estate	85	245	136	181	36
Consumer	134	116	268	184	132
Total	980	555	568	424	192
Recoveries:					
Commercial	42	6	80	31	8
Residential Real Estate	22	43	6	13	20
Consumer	56	41	37	52	39
Total	120	90	123	96	67
Net Charge-Offs	860	465	445	328	125
Provision Charged to Operations	1,012	1,082	1,270	620	543
Balance, End of Year	$ 3,723	$ 3,571	$ 2,954	$ 2,129	$ 1,837
Average Loans	$294,136	$276,470	$227,241	$170,290	$151,295
Ratio of Net Charge-offs to Average Loans	.29%	.17%	.20%	.19%	.08%
Ratio of Allowance to Loans, End of Year	1.23%	1.25%	1.17%	1.10%	1.15%

Loan Policy and Procedure

The Bank's loan policies and procedures have been approved by the Board of Directors, based on the recommendation of the Bank's President, Chief Lending Officer, Loan Review Officer, and the Risk Management Officer, who collectively establish and monitor credit policy issues. Application of the loan policy is the direct responsibility of those who participate either directly or administratively in the lending function.

The Bank's commercial lending officers originate loan requests through a variety of sources which include the Bank's existing customer base, referrals from directors and various networking sources (accountants, attorneys, and realtors), and market presence. Over the past three years, the Bank's commercial lending efforts have been significantly increased through (1) the hiring of experienced commercial lenders in the Bank's geographic markets, (2) the Bank's continued participation in community and civic events, (3) strong networking efforts, (4) local decision making, and (5) consolidation and other changes which are occurring with respect to other local financial institutions.

The Bank's commercial lenders have approval authority up to designated individual limits, along with joint lending authority up to $500,000. Loans in excess of $500,000 are presented to the Bank's credit committee, comprised of the President, Chief Lending Officer, Credit Manager, Loan Review Officer (non-voting), and selected regional commercial lenders. The credit committee can approve loans up to $1,000,000 and recommend loans to the executive loan committee for approval up to $3,500,000 (which represents approximately 69% of the Bank's legal lending limit of $5,047,000). The executive loan committee is comprised of selected Board members. Loans up to the Bank's legal lending limit are submitted to the Board for approval. The Bank has established an "in-house" lending limit of 80% of its legal lending limit, and at this time has no loan relationships in excess of its in-house limit.

The Bank has successfully implemented individual, joint, and committee level approval procedures which have monitored and solidified credit quality as well as provided lenders with a process that is responsive to customer needs.

The Bank manages credit risk in the loan portfolio through adherence to consistent standards, guidelines, and limitations established by the credit policy. The Bank's credit department, together with the loan officer, analyze the financial statements of the borrower, collateral values, loan structure, and economic conditions, to then make a recommendation to the appropriate approval authority. Commercial loans generally consist of real estate secured loans, lines of credit, term, and equipment loans. The Bank's underwriting policies impose strict collateral requirements and normally will require the guaranty of the principals. For requests that qualify, the Bank will use Small Business Administration guarantees to improve the credit quality and support local small business.

The Bank's loan review officers/department conduct ongoing, independent reviews of all new loan relationships to ensure adherence to established policies and procedures, monitor compliance with applicable laws and regulations, and provide objective measurement statistics. The Bank's loan review officers/department submit quarterly reports to the Board on loan concentrations, large loan relationships, collateral and documentation exceptions, and relevant loan ratios pertaining to the Bank's loan loss reserves, delinquency, and other key asset quality ratios.

Loan Portfolio

The following table sets forth the Company's loan distribution at the periods presented:

	December 31,				
	2001	2000	1999	1998	1997
			(In thousands)		
Commercial, Financial, and Agricultural	$162,227	$141,425	$110,826	$ 71,941	$ 35,349
Real Estate Construction	4,344	4,152	374	1,741	2,092
Residential Real Estate	123,976	112,855	120,094	103,106	97,667
Consumer	11,376	24,366	21,900	18,499	21,999
Total	$301,923	$282,798	$253,194	$195,287	$157,107

Loan Maturities

The following table shows the maturity of commercial, financial and agricultural loans outstanding at December 31, 2001:

	Maturities of Outstanding Loans			
	Within One Year	After One But Within Five Years	After Five Years	Total
		(In thousands)		
Commercial, Financial and Agricultural	$35,236	$93,222	$33,769	$162,227

Maturity of Certificates of Deposit of $100,000 or More

The following table sets forth the amounts of the Bank's certificates of deposit of $100,000 or more by maturity date.

	December 31, 2001 (In thousands)
Three Months or Less	$ 9,293
Over Three through Six Months	3,627
Over Six through Twelve Months	7,199
Over Twelve Months	2,787
Total	$22,906

Securities Portfolio Maturities and Yields

The following table sets forth information about the maturities and weighted average yield on the Company's securities portfolio. Floating rate, immediately repriceable items are included in the first column, and yields are not reported on a tax equivalent basis.

	Amortized Cost at December 31, 2001				
	Due in 1 Year or Less	After 1 Year to 5 Years	After 5 Years to 10 Years	After 10 Years	Total
	(In thousands except percentage data)				
Obligations of the U.S. Treasury and other U.S. Government Agencies and Corporations	$ 13,448	$ 3,898	$ 800	$ 1,164	$19,310
	1.64%	4.46%	6.46%	6.51%	2.70%
State and Municipal Obligations	$ 0	$ 125	$ 2,664	$ 14,264	$17,053
	0%	5.35%	4.99%	5.29%	5.24%
Other Securities	$ 0	$ 6,942	$ 884	$ 6,497	$14,323
	0%	5.20%	6.15%	7.00%	6.07%
Mortgage Backed Securities					$90,079
					6.08%

Securities Portfolio

The following table sets forth the carrying value of the Company's investment securities at its last three fiscal year ends:

	As of December 31,		
	2001	2000	1999
	(In thousands)		
U.S. Treasuries	$ 14,046	$ 3,115	$ 6,532
U.S. Government Agencies	95,797	46,747	39,337
State and Political Subdivisions	16,879	12,086	18,681
Other Securities and Equity Securities	20,235	12,420	7,615
Total	$146,957	$74,368	$72,165

For purposes of the above table, all securities are classified as available for sale and are reflected at fair value.

Average Deposits and Average Rates by Major Classification

The following table sets forth the average balances of the Bank's deposits and the average rates paid for the years presented.

	Year Ended December 31,					
	2001		2000		1999	
	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in thousands)					
Non-interest bearing demand	$ 39,055		$ 33,881		$ 30,689	
Interest bearing demand	84,157	3.23%	54,043	3.91%	46,092	3.37%
Savings deposits	42,107	1.81%	51,044	2.35%	50,068	2.60%
Time deposits	160,918	6.01%	143,186	6.06%	127,315	5.75%
Total	$326,237		$282,154		$254,164	

Other Borrowed Funds

Short-term borrowings at December 31, 2001 consisted of overnight borrowings from the FHLB under a repurchase agreement, overnight borrowings from other correspondent financial institutions, and repurchase agreements with customers. The borrowings are collateralized by certain qualifying assets of the Bank.

In December 2001, the Company repaid two loans to other financial institutions of $500,000 and $1.0 million to reduce interest expense. These loans carried interest rates of 8.50% and 9.00%. The Company was assessed a prepayment penalty on the $1.0 million loan in the amount of $25,000.

Federal funds purchased by the Bank were $32.5 million and $600,000 at December 31, 2001, and 2000, respectively. The federal funds purchased typically mature in one day.

Information concerning the short-term borrowings is summarized as follows:

	December 31,		
	2001	2000	1999
	(In thousands except percentage data)		
Federal funds purchased: average balance during the year	$ 1,806	$17,699	$10,789
Rate	2.16%	6.06%	5.39%
Securities sold under agreements to repurchase: average balance during the year	$13,459	$ 9,673	$ 1,946
Rate	3.59%	5.73%	5.16%
Other short-term borrowings: average balance during the year	$ 0	$ 3,354	$ 0
Rate	-	6.50%	-
Maximum month end balance of short-term borrowings during the year	$53,574	$15,659	$ 4,169

Dividends and Shareholders' Equity

The Company declared cash dividends in 2001 of $0.60 per share, and $.60 per share in 2000.

	Year ended December 31,		
	2001	2000	1999
Return on assets	0.64%	0.57%	0.43%
Return on equity	8.67%	7.88%	5.24%
Dividend payout ratio	41.38%	52.17%	71.05%
Average equity to average assets	7.37%	7.17%	8.24%

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The discussion concerning the effects of interest rate changes on the Company's estimated net interest income for the year ending December 31, 2001 set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations–Interest Rate Sensitivity" in Item 7 hereof, is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
First Leesport Bancorp, Inc.
Leesport, Pennsylvania

We have audited the accompanying consolidated balance sheets of First Leesport Bancorp, Inc., and its wholly-owned subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Leesport Bancorp, Inc. and its wholly-owned subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Reading, Pennsylvania
January 25, 2002

/s/ Beard Miller Company LLP

FIRST LEESPORT BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000
(Amounts in thousands, except share data)

	December 31, 2001	December 31, 2000
ASSETS		
Cash and due from banks	$ 18,885	$ 11,643
Interest-bearing deposits in banks	831	506
Total cash and cash equivalents	19,716	12,149
Mortgage loans held for sale	12,209	2,065
Securities available for sale	146,957	74,368
Loans, net of allowance for loan losses 2001 - $3,723; 2000 - $3,571	298,200	279,227
Premises and equipment, net	9,623	8,400
Goodwill, net of accumulated amortization 2001 - $780; 2000 - $515	4,309	4,574
Other assets	12,495	13,043
Total assets	$ 503,509	$393,826
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits:		
Non-interest bearing	$ 43,476	$ 38,233
Interest bearing	288,101	258,130
Total deposits	331,577	296,363
Securities sold under agreements to repurchase	21,074	14,663
Federal funds purchased	32,500	600
Long-term debt	62,200	43,500
Mandatory redeemable capital debentures	5,000	5,000
Other liabilities	5,937	5,354
Total liabilities	458,288	365,480
Shareholders' equity		
Common stock, par value $5 per share; authorized 10,000,000 shares; issued 3,079,338 shares in 2001 - 1,858,919 shares in 2000	15,397	9,295
Surplus	13,510	4,996
Retained earnings	16,055	14,586
Accumulated other comprehensive income (loss)	259	(469)
Treasury stock, at cost; 0 shares in 2001; 4,960 shares in 2000	-	(62)
Total shareholders' equity	45,221	28,346
Total liabilities and shareholders' equity	$ 503,509	$393,826

See Notes to Consolidated Financial Statements.

FIRST LEESPORT BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2001, 2000 and 1999
(Amounts in thousands, except share data)

	Years Ended December 31,		
	2001	2000	1999
Interest income:			
Interest and fees on loans	$ 23,280	$ 22,249	$ 18,346
Interest on securities:			
Taxable	5,015	3,941	3,439
Tax-exempt	675	849	874
Dividend income	262	284	169
Interest on federal funds sold	323	97	50
Other interest income	71	51	32
Total interest income	29,626	27,471	22,910
Interest expense:			
Interest on deposits	13,159	11,990	10,177
Interest on short-term borrowings	522	1,757	1,062
Interest on long-term debt	2,821	2,215	1,124
Interest on mandatory redeemable capital debentures	551	424	-
Total interest expense	17,053	16,386	12,363
Net interest income	12,573	11,085	10,547
Provision for loan losses	1,012	1,082	1,270
Net interest income after provision for loan losses	11,561	10,003	9,277
Other income:			
Customer service fees	1,058	784	503
Mortgage banking activities, net	1,249	220	198
Commissions and fees from insurance sales	3,914	3,852	3,296
Broker and investment advisory commissions and fees	726	956	187
Other income	838	845	429
Net realized gains on sales of securities	49	29	52
Total other income	7,834	6,686	4,665
Other expense:			
Salaries and employee benefits	8,006	7,505	5,856
Occupancy expense	1,287	938	754
Equipment expense	962	853	799
Marketing and advertising expense	791	575	422
Professional services	678	729	420
Merger-related costs	-	-	544
Restructuring costs	-	-	270
Other expense	3,776	3,400	3,015
Total other expense	15,500	14,000	12,080
Income before income taxes	3,895	2,689	1,862
Income taxes	1,119	563	461
Net income	$ 2,776	$ 2,126	$ 1,401
Basic and diluted earnings per share	$ 1.45	$ 1.15	$ .76

See Notes to Consolidated Financial Statements.

FIRST LEESPORT BANCORP, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years ended December 31, 2001, 2000 and 1999
(Amounts in thousands, except share data)

	Common Stock Number of Shares Issued	Par Value	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, December 31, 1998	1,757,845	$8,789	$3,760	$14,629	$ 766	$ (118)	$27,826
Comprehensive income:							
Net income	-	-	-	1,401	-	-	1,401
Change in net unrealized gains (losses) on securities available for sale, net of reclassification adjustment	-	-	-	-	(2,900)	-	(2,900)
Total comprehensive loss							(1,499)
Issuance of common stock in connection with acquisitions	12,742	64	191	-	-	-	255
Issuance of common stock in connection with a 5% stock dividend and cash paid in lieu of fractional shares	88,332	442	1,037	(1,486)	-	-	(7)
Cash dividends declared ($.54 per share)	-	-	-	(973)	-	-	(973)
Balance, December 31, 1999	1,858,919	9,295	4,988	13,571	(2,134)	(118)	25,602
Comprehensive income:							
Net income	-	-	-	2,126	-	-	2,126
Change in net unrealized gains (losses) on securities available for sale, net of reclassification adjustment	-	-	-	-	1,665	-	1,665
Total comprehensive income							3,791
Reissuance of treasury stock in connection with director and employee stock purchase plans	-	-	8	-	-	56	64
Cash dividends declared ($.60 per share)	-	-	-	(1,111)	-	-	(1,111)
Balance, December 31, 2000	1,858,919	9,295	4,996	14,586	(469)	(62)	28,346
Comprehensive income:							
Net income	-	-	-	2,776	-	-	2,776
Change in net unrealized gains (losses) on securities available for sale, net of reclassification adjustment	-	-	-	-	728	-	728
Total comprehensive income	-	-	-	-	-	-	3,504
Reissuance of treasury stock in connection with director and employee stock purchase plans	-	-	7	-	-	62	69
Common stock issued	1,220,419	6,102	8,507	-	-	-	14,609
Cash dividends declared ($.60 per share	-	-	-	(1,307)	-	-	(1,307)
Balance, December 31, 2001	3,079,338	$15,397	$13,510	$16,055	$ 259	$ -	$45,221

See Notes to Consolidated Financial Statements.

FIRST LEESPORT BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2001, 2000 and 1999
(Amounts in thousands)

	Years Ended December 31,		
	2001	2000	1999
Cash Flows From Operating Activities			
Net income	$ 2,776	$ 2,126	$ 1,401
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	1,012	1,082	1,270
Provision for depreciation	571	801	888
Provision for amortization	311	291	265
Deferred income taxes	109	(327)	(463)
Net amortization of securities premiums and discounts	118	47	27
Net realized loss on sale of foreclosed real estate	54	98	-
Net gain on sales of securities available for sale	(49)	(29)	(52)
Proceeds from sale of loans	32,363	8,473	111
Net (gain) loss on loans held for sale	(1,138)	308	(296)
Loans held for sale	(41,369)	(10,846)	-
Realized (gain) loss on sale of premises and equipment	38	(246)	-
Earnings on investment in life insurance	(374)	(311)	(106)
(Increase) decrease in accrued interest receivable and other assets	251	(2,031)	(75)
Increase in accrued interest payable and other liabilities	583	1,115	34
Net Cash Provided by (Used in) Operating Activities	(4,744)	551	3,004
Cash Flows From Investing Activities			
Activity in available for sale securities:			
Purchases	(118,251)	(16,859)	(30,277)
Maturities, calls and principal repayments	17,999	6,680	12,295
Proceeds from sales	29,421	11,030	15,449
Net cash used in acquisitions	-	(29)	(523)
Net decrease in federal funds sold	-	-	650
Net increase in loans receivable	(20,354)	(30,594)	(58,150)
Net increase in Federal Home Loan Bank stock	(723)	(552)	(1,373)
Purchase of life insurance policies	-	(3,317)	-
Proceeds from sale of foreclosed real estate	455	399	-
Purchase of premises and equipment	(2,651)	(1,772)	(1,861)
Proceeds from sale of premises and equipment	819	416	-
Net Cash Used in Investing Activities	(93,285)	(34,598)	(63,790)

Cash Flows From Financing Activities			
Net increase in deposits	35,214	27,019	40,360
Net increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	38,311	(12,912)	18,058
Net repayment of other borrowed funds	-	-	(2,550)
Repayment of long-term debt	(1,500)	(11,000)	-
Proceeds from long-term debt	20,200	23,500	15,000
Issuance of mandatory redeemable capital debentures	-	5,000	-
Deferred financing fees on redeemable capital debentures	-	(229)	-
Reissuance of treasury stock	69	64	-
Net proceeds from issuance of common stock	14,609	-	-
Cash dividends paid	(1,307)	(1,111)	(982)
Net Cash Provided by Financing Activities	105,596	30,331	69,886
Increase (decrease) in cash and cash equivalents	7,567	(3,716)	9,100
Cash and cash equivalents:			
January 1	12,149	15,865	6,765
December 31	$ 19,716	$ 12,149	$ 15,865
Cash payments for:			
Interest	$ 16,627	$ 15,973	$ 12,222
Federal income taxes	$ 1,095	$ 875	$ 756
Supplemental Schedule of Noncash Investing and Financing Activities			
Other real estate acquired in settlement of loans	$ 369	$ 525	$ -

See Notes to Consolidated Financial Statements.

1. Significant Accounting Policies

Principles of consolidation:

The consolidated financial statements include the accounts of First Leesport Bancorp, Inc. (the "Company"), a bank holding company and its wholly-owned subsidiaries, First Leesport Capital Trust I and Leesport Bank (the "Bank"),including the Bank's wholly-owned subsidiaries, Essick & Barr, Inc. ("Essick & Barr"), First Leesport Investment Group ("FLIG"), First Leesport Wealth Management ("FLWM"), and Horizon Realty Solutions, LLC ("Horizon"). All significant intercompany accounts and transactions have been eliminated.

Nature of operations:

The Bank provides full banking services. Essick & Barr provides risk management services and personal and commercial insurance coverage through several insurance companies. FLIG and FLWM provide investment advisory and brokerage services. Horizon provides title insurance and other real estate related services to the Company's customers through limited partnership arrangements with unaffiliated third parties involved in the real estate services industry. First Leesport Capital Trust I is the trust formed for the purpose of issuing the mandatory redeemable debentures on behalf of the Company. The Company and the Bank are subject to the regulations of various federal and state agencies and undergo periodic examinations by various regulatory authorities. The area served by the Bank and related subsidiaries is principally Berks, Luzerne and Schuylkill counties in Pennsylvania.

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications:

For comparative purposes, prior years' consolidated financial statements have been reclassified to conform with report classifications of the current year. The reclassifications had no effect on net income.

Presentation of cash flows:

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other banks.

Securities available for sale:

Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. Unrealized gains and losses are reported in other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using a method which approximates the interest method over the period to maturity.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Loans:

Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or pay-off, generally are stated at their outstanding unpaid principal balances, net of any deferred fees or costs on originated loans or unamortized premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. These amounts are generally being amortized over the contractual life of the loan.

Accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for loan losses:

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer, residential and home equity loans for impairment disclosures.

Loans held for sale:

Mortgage loans originated and intended for sale in the secondary market at the time of origination are carried at the lower of cost or estimated fair value on an aggregate basis. All sales are made without recourse. At December 31, 2001 and 2000, there were $3.03 million and $2.07 million, respectively, of residential mortgage loans held for sale. In addition, in December 2001, the Company transferred $9.17 million in seasoned residential mortgages from the loan portfolio to the held for sale category, which are also carried at the lower of cost or estimated fair value on an aggregate basis.

Foreclosed assets:

Foreclosed assets, which are recorded in other assets, include properties acquired through foreclosure or in full or partial satisfaction of the related loan.

Foreclosed assets are initially recorded at fair value, net of estimated selling costs, at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management, and the real estate is carried at the lower of carrying amount or fair value, less estimated costs to sell. Revenue and expense from operations and changes in the valuation allowance are included in other expense.

Premises and equipment:

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on straight-line and accelerated depreciation methods over the estimated useful lives of the related assets.

Loan servicing:

Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing rights are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance to the extent that fair value is less than the capitalized amount.

Goodwill:

Goodwill is the excess of the purchase price over the fair value of net assets of the entity acquired through a business combination that is recorded using the purchase method of accounting. Goodwill is being amortized using the straight-line method over periods ranging from 15 to 20 years and is periodically reviewed for impairment.

Other assets:

Financing costs related to the Company's issuance of mandatory redeemable capital debentures are being amortized over the life of the debentures and are included in other assets.

Income taxes:

Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities in the financial statements and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted through the provision for income taxes for the effects of changes in tax laws and rates on the date of enactment.

Off-balance sheet financial instruments:

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded in the consolidated balance sheets when they become receivable or payable.

Advertising:

Advertising costs are expensed as incurred.

Earnings Per Common Share:

Basic earnings per common share is calculated by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share is calculated by adjusting the weighted average number of shares of common stock outstanding to include the effect of stock options, if dilutive, using the treasury stock method.

The Company's calculation of earnings per share for the years ended December 31, 2001, 2000, and 1999 is as follows:

	Income (numerator)	Weighted average shares (denominator)	Per share amount
	(In thousands except per share data)		
2001			
Basic earnings per share:			
Net income available to common stockholders	$2,776	1,911	$1.45
Effect of dilutive stock options	-	2	-
Diluted earnings per share:			
Net income available to common stockholders plus assumed conversion	$2,776	1,913	$1.45
2000			
Basic earnings per share:			
Net income available to common stockholders	$2,126	1,852	$1.15
Effect of dilutive stock options	-	2	-
Diluted earnings per share:			
Net income available to common stockholders plus assumed conversion	$2,126	1,854	$1.15
1999			
Basic earnings per share:			
Net income available to common stockholders	$1,401	1,840	$0.76
Effect of dilutive stock options	-	-	-
Diluted earnings per share:			
Net income available to common stockholders plus assumed conversion	$1,401	1,840	$0.76

Comprehensive income:

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects were as follows:

	Years Ended December 31,		
	2001	2000	1999
	(In thousands)		
Unrealized holding gains (losses) on available for sale securities	$1,152	$2,552	$(4,339)
Less reclassification adjustment for gains realized in income	(49)	(29)	(52)
Net unrealized gains (losses)	1,103	2,523	(4,391)
Tax effect	(375)	(858)	1,491
Net of tax amount	$ 728	$1,665	$(2,900)

Segment reporting:

The Bank acts as an independent community financial services provider, and offers traditional banking and related financial services to individual, business and government customers. Through its branch and automated teller machine networks, the Bank offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits; the making of commercial, consumer and mortgage loans; and the providing of other financial services. Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail and mortgage banking operations of the Bank. As such, discrete financial information is not available and segment reporting would not be meaningful. See Note 19 for a discussion of insurance operations and investment advisory and brokerage operations.

Recently Issued Accounting Standards:

The Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998 which was amended by Statement No. 137 and Statement No. 138. The Company was required to adopt the Statement on January 1, 2001. The adoption of the Statement has not had a significant impact on the Company.

In September 2000, the Financial Accounting Standards Board issued Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement replaces SFAS No. 125 of the same name. It revises the standards of securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Statement was effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of the Statement has not had a significant impact on the Company.

In July 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets."

Statement No. 141 requires all business combinations to be accounted for using the purchase method of accounting, as use of the pooling-of-interests method is prohibited. In addition, this Statement requires that negative goodwill that exists after the basis of certain acquired assets is reduced to zero should be recognized as an extraordinary gain. The provisions of this Statement apply to all business combinations initiated after June 30, 2001.

Statement No. 142 prescribes that goodwill associated with a business combination and intangible assets with an indefinite useful life should not be amortized but should be tested for impairment at least annually. The Statement requires intangibles that are separable from goodwill and that have a determinable useful life to be amortized over the determinable useful life. The provisions of this Statement became effective for the Company on January 1, 2002. Upon adoption of this Statement, goodwill and other intangible assets arising from acquisitions completed before July 1, 2001 should be accounted for in accordance with the provisions of this Statement.

At December 31, 2001, the Company had goodwill of $4,309,000 (net of accumulated amortization of $780,000) related to the acquisitions of Essick & Barr, Inc., Johnson Financial Group, Inc. and KRJ & Associates. Amortization expense for the years ended December 31, 2001, 2000 and 1999 was $265,000, $228,000 and $228,000, respectively. Commencing January 1, 2002, the Company no longer amortizes goodwill; however, subsequent impairment reviews may result in periodic write-downs of goodwill. The Company is also required to complete a goodwill impairment test within six months of the adoption of the Statement. Except for discontinuing the amortization of goodwill, the Company has not determined the impact of adoption of SFAS Nos. 141 and 142 on the Company's financial condition or results of operations.

In June of 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations," which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement will become effective for the Company on January 1, 2003 and is not expected to have a significant impact on the Company's financial condition or results of operations.

In August of 2001, the Financial Accounting Standards Board issued Statement No. 144, "Accounting for the Impairment of or Disposal of Long-Lived Assets." This Statement supercedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions for the Disposal of a Segment of a Business." This Statement also amends ARB No. 51, "Consolidated Financial Statements." The provisions of this Statement were effective for the Company on January 1, 2002, but are not expected to have a significant impact on financial condition or results of operations.

2. Mergers And Acquisitions

The consolidated financial statements give retroactive effect to the July 1999 pooling of interests merger of the Company and Merchants of Shenandoah Ban-Corp (Merchants) as more fully described below. As a result, the consolidated statements of income, shareholders' equity and cash flows for the year ended December 31, 1999 are presented as if the combining companies had been consolidated for that period. The consolidated statements of shareholders' equity reflect the accounts of the Company as if the common stock issued in the merger had been issued and outstanding during all periods presented.

On July 1, 1999, Merchants' shareholders received 1.5854 shares of the Company's common stock for each outstanding share, for a total of 484,561 shares. Cash was paid for fractional share interests. The merger was accounted for as a pooling of interests by the Company. Merger costs of approximately $544,000 consisting primarily of professional fees and related transaction costs were expensed in 1999 in connection with the merger.

The results of operations of the separate entities for periods prior to the combination were as follows:

	Company	Merchants	Combined
		(In thousands)	
For the period from January 1, 1999 to June 30, 1999 (unaudited):			
Net interest income	$ 3,898	$ 1,076	$ 4,974
Net income	$ 885	$ 254	$ 1,139

On January 29, 1999, the Company acquired EBFS, Inc., a licensed insurance agency and broker, through a payment of cash of $250,000. Additional consideration of $29,000 was paid in 2000. The acquisition has been accounted for as a purchase, and results of operations of EBFS since the date of acquisition are included in the consolidated financial statements.

On September 30, 1999, the Company acquired an investment advisory firm and a brokerage firm that have been renamed First Leesport Wealth Management and First Leesport Investment Group. The Company issued 12,742 shares of its common stock and paid cash of $250,000 in exchange for stock of one entity and assets of a second entity. The acquisitions have been accounted for as purchases and the results of operations of these two entities since the date of acquisition are included in the consolidated financial statements.

3. Restrictions on Cash and Due From Banks

The Federal Reserve Bank requires the Bank to maintain average reserve balances. For the years 2001 and 2000, the average of these daily reserve balances approximated $1.6 million and $451,000, respectively. During 2001, vault cash maintained by the Bank was adequate to meet the reserve requirements. In addition, the Bank is required to maintain a $100,000 clearing balance.

4. Securities – Available For Sale

The amortized cost of securities and their approximate fair values at December 31 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
December 31, 2001:				
U.S. Treasury securities	$ 14,046	$ 3	$ (3)	$ 14,046
U.S. Government agency securities	5,264	394	-	5,658
Mortgage-backed securities	90,079	514	(454)	90,139
Obligations of states and political subdivisions	17,053	125	(299)	16,879
Corporate debt securities	14,323	137	(187)	14,273
Equity securities	5,800	176	(14)	5,962
	$146,565	$1,349	$ (957)	$146,957
December 31, 2000:				
U.S. Treasury securities	$ 3,098	$ 17	$ -	$ 3,115
U.S. Government agency securities	25,128	-	(227)	24,901
Mortgage-backed securities	21,952	95	(201)	21,846
Obligations of states and political subdivisions	12,070	155	(139)	12,086
Corporate debt securities	8,908	-	(415)	8,493
Equity securities	3,923	67	(63)	3,927
	$ 75,079	$ 334	$(1,045)	$ 74,368

Equity securities consist of stock in the Federal Home Loan Bank, Atlantic Central Bankers' Bank and other bank stocks.

The amortized cost and fair value of securities as of December 31, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain securities may be called or prepaid without penalty.

	Amortized Cost	Fair Value
	(In thousands)	
Due in one year or less	$ 13,449	$ 13,445
Due after one year through five years	10,965	11,397
Due after five years through ten years	4,347	4,381
Due after ten years	21,925	21,633
Mortgage-backed securities	90,079	90,139
Equity securities	5,800	5,962
	$146,565	$146,957

Securities with a carrying amount of $56.3 million and $39.7 million at December 31, 2001 and 2000, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes as required or permitted by law.

Net gains of $49,000, $29,000 and $52,000 were realized on sales of securities available for sale in 2001, 2000 and 1999, respectively.

5. Loans

The components of loans were as follows:

	December 31, 2001	December 31, 2000
	(In thousands)	
Residential real estate	$109,435	$112,855
Commercial	111,772	110,580
Commercial, secured by real estate	54,799	34,997
Consumer, net of unearned income	11,376	16,648
Home equity lines of credit	14,541	7,718
Loans	301,923	282,798
Allowance for loan losses	(3,723)	(3,571)
Loans, net of allowance for loan losses	$298,200	$279,227

Changes in the allowance for loan losses were as follows:

	Years Ended December 31, 2001	2000	1999
	(In thousands)		
Balance, beginning	$3,571	$2,954	$2,129
Provision for loan losses	1,012	1,082	1,270
Loans charged off	(980)	(555)	(568)
Recoveries	120	90	123
Balance, ending	$3,723	$3,571	$2,954

The recorded investment in impaired loans not requiring an allowance for loan losses was $1.0 million at December 31, 2001 and $471,000 at December 31, 2000. The recorded investment in impaired loans requiring an allowance for loan losses was $2.3 million and $1.0 million at December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000, the related allowance for loan losses associated with those loans was $630,000 and $517,000, respectively. For the years ended December 31, 2001, 2000 and 1999, the average recorded investment in these impaired loans was $3.24 million, $1.50 million and $1.28 million, respectively; and the interest income recognized on impaired loans was $257,000 for 2001, $61,000 for 2000 and $0 for 1999.

6. Loan Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balance of these loans as of December 31, 2001 and 2000 was $31.6 million and $22.6 million, respectively.

The balance of capitalized servicing rights included in other assets at December 31, 2001 and 2000, was $371,000 and $228,000, respectively. The fair value of these rights was $370,600 and $240,000, respectively. The fair value of servicing rights was determined using discount rates of 10.0 percent. Mortgage servicing rights of $244,000 were sold in 1999.

The following summarizes mortgage servicing rights capitalized and amortized:

	Years Ended December 31,		
	2001	2000	1999
		(In thousands)	
Mortgage servicing rights capitalized	$187	$ 83	$170
Mortgage servicing rights amortized	$ 44	$ 22	$ 23

7. Premises And Equipment

Components of premises and equipment were as follows:

	December 31,	
	2001	2000
	(In thousands)	
Land and land improvements	$ 1,443	$ 1,858
Buildings	5,895	6,307
Leasehold improvements	2,212	1,213
Furniture and equipment	6,674	5,393
	16,224	14,771
Less accumulated depreciation	6,601	6,371
Premises and equipment, net	$ 9,623	$ 8,400

Certain facilities and equipment are leased under various operating leases. Rental expense for these leases was $624,000, $302,000 and $246,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Future minimum rental commitments under noncancellable leases as of December 31, 2001 were as follows (in thousands):

2002	$ 685
2003	660
2004	650
2005	657
2006	643
Thereafter	6,169
	$9,464

8. Deposits

The components of deposits were as follows:

	December 31, 2001	December 31, 2000
	(In thousands)	
Demand, non-interest bearing	$ 43,476	$ 38,233
Demand, interest bearing	96,672	54,783
Savings	41,338	46,317
Time, $100,000 and over	22,906	26,565
Time, other	127,185	130,465
Total deposits	$331,577	$296,363

At December 31, 2001, the scheduled maturities of time deposits were as follows (in thousands):

2002	$109,262
2003	31,921
2004	4,582
2005	3,302
2006	734
Thereafter	290
	$150,091

9. Borrowings

At December 31, 2001, the Bank had purchased federal funds from the Federal Home Loan Bank and other correspondent financial institutions totaling $32.5 million. At December 31, 2000, the Bank had purchased federal funds from the Federal Home Loan Bank in the amount of $600,000. The December 31, 2001 balances outstanding matured January 2, 2002, at interest rates ranging from 1.58% to 2.31%.

In addition, the Bank enters into agreements with customers as part of cash management services where the Bank sells securities to the customer overnight with the agreement to repurchase them at par. Securities sold under agreements to repurchase generally mature one day from the transaction date. The securities underlying the agreements are under the Bank's control. The outstanding balances and related information of securities sold under agreements to repurchase are summarized as follows:

	Years Ended December 31,	
	2001	2000
	(Dollars in thousands)	
Average balance during the year	$13,459	$ 9,673
Average interest rate during the year	3.59%	5.73%
Maximum month-end balance during the year	$22,313	$15,659

Long-term debt consisted of the following:

	December 31,	
	2001	2000
	(In thousands)	
Notes with the Federal Home Loan Bank(FHLB):		
18 Month/6 Month Term Note Due July 2001, Variable at 6.83%	$ 0	$10,000
30 Day Term Note Due January 2002, Fixed at 1.93%	3,000	0
1 Year Term Note Due August 2002, Variable at 2.05%	3,000	0
2 Year Term Note Due November 2002, Fixed at 6.57%	4,000	4,000
1 Year Term Note Due December 2002, Fixed at 2.41%	2,000	0
18 Month Term Note Due February 2003, Fixed at 4.13%	3,500	0
2 Year Term Note Due December 2003, Fixed at 3.39%	1,300	0
2 Year Term Note Due August 2003, Fixed at 4.33%	3,500	0
3 Year Term Note Due November 2003, Fixed at 6.59%	4,000	4,000
3 Year Term Note Due January 2004, Fixed at 5.55%	10,000	0
4 Year Term Note Due November 2004, Fixed at 6.63%	4,000	4,000
5 Year/2 Year Term Note Due December 2004, Fixed at 6.14%(1)	5,000	5,000
3 Year Term Note Due December 2004, Fixed at 4.23%	1,300	0
4 Year Term Note Due December 2005, Fixed at 4.80%	1,300	0
5 Year Term Note Due December 2006, Fixed at 5.14%	1,300	0
10 Year/5 Year Term Note Due September 2008, Fixed at 4.92%(1)	5,000	5,000
10 Year/5 Year Term Note Due February 2009, Fixed at 4.97%(1)	5,000	5,000
10 Year/5 Year Term Note Due December 2009, Fixed at 6.30%(1)	5,000	5,000
	62,200	42,000
Notes with other financial institutions:		
5 Year Term Note Due March 2005, Fixed at 8.50%	0	500
5 Year Term Note Due March 2005, Fixed at 9.00%	0	1,000
	$ 62,200	$ 43,500

(1) These notes contain a convertible option that allows the FHLB, at quarterly intervals, to change the note to an adjustable-rate advance at three-month LIBOR (1.88% at December 31, 2001) plus 14 to 16 basis points. If the note is converted, the option allows the Bank to put the funds back to the FHLB at par. The year/year refers to the maturity of the note (in years) and the term until the first convertible date.

Contractual maturities of long-term debt at December 31, 2001 were as follows (in thousands):

2002	$12,000
2003	12,300
2004	20,300
2005	1,300
2006	1,300
Thereafter	15,000
	$62,200

The Bank has a maximum borrowing capacity with the Federal Home Loan Bank of approximately $128.6 million, of which $81.2 million was outstanding at December 31, 2001. Advances from the Federal Home Loan Bank are secured by qualifying assets of the Bank.

10. Mandatory Redeemable Capital Debentures

First Leesport Capital Trust I, a Delaware statutory business trust, was formed on March 9, 2000 and is a wholly-owned subsidiary of the Company. The Trust issued $5 million of 10 7/8% fixed rate capital trust pass-through securities to investors. First Leesport Capital Trust I purchased $5 million of fixed rate junior subordinated deferrable interest debentures from First Leesport Bancorp. The debentures are the sole asset of the Trust. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The obligations under the debentures constitute a full and unconditional guarantee by First Leesport Bancorp of the obligations of the Trust under the capital securities. The capital securities are redeemable by First Leesport Bancorp on or after March 9, 2010, at stated premiums, or earlier if the deduction of related interest for federal income taxes is prohibited, classification as Tier 1 Capital is no longer allowed, or certain other contingencies arise. The capital securities must be redeemed upon final maturity of the subordinated debentures on March 9, 2030.

11. Employee Benefits

In 2000, the Company established an Employee Stock Ownership Plan (ESOP) to provide its employees with future retirement plan assistance. The ESOP will invest primarily in the Company's common stock. Contributions to the plan are at the discretion of the Board of Directors. For the years ended December 31, 2001 and 2000, $167,000 and $167,000, respectively, was accrued to provide for contribution of shares to the Plan. During 2001, 4,704 shares were purchased on behalf of the ESOP. No shares were purchased during 2000.

Leesport Bank terminated its noncontributory defined benefit pension plan during 2000. This plan had covered all Leesport Bank employees who met the eligibility requirements. The Plan assets in excess of the projected benefit obligation were allocated to the Plan's eligible participants, and a gain on the termination of $21,000 was recognized. The expense related to this plan was $88,000 for the year ended December 31, 1999.

Net pension cost for this plan consisted of the following components:

	Year Ended December 31, (In thousands) 1999
Service cost (benefits earned)	$ 134
Interest cost on projected benefit obligation	115
Expected return on plan assets	(150)
Net amortization and deferral	(11)
	$ 88

Assumptions used by Leesport Bank in the determination of pension plan information for 1999 consisted of the following: Discount rate – 6.5%, rate of increase in compensation levels – 4.0%, expected long-term rate of return on plan assets – 8.0%.

The Company has a 401(k) Salary Deferral Plan. This plan covers all eligible employees who elect to contribute to the Plan. An employee who has attained 18 years of age and has been employed for at least 30 calendar days is eligible to participate in the Plan effective with the next quarterly enrollment period. Employees become eligible for the Company contribution to the Salary Deferral Plan at each future enrollment period upon completion of one year of service. Effective January 1, 2000, the Company contributes 100% of the first three percent of eligible employees' annual salary deferral and 50% of the next four percent of salary deferred. The Company previously contributed 50% of the employees' contribution up to a maximum of seven percent of annual salary. Contributions from the Company vest to the employee over a five year schedule. The annual expense included in salaries and employee benefits representing the expense of the Company's contribution was $217,000, $257,000, and $132,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

The Company has entered into deferred compensation agreements with certain directors and a salary continuation plan for certain key employees. At December 31, 2001 and 2000, the present value of the future liability for these plans was $657,000 and $625,000, respectively. To fund the benefits under these agreements, the Company is the owner and beneficiary of life insurance policies on the lives of the directors and employees. These policies had an aggregate cash surrender value of $6.3 million and $5.9 million at December 31, 2001 and 2000, respectively. For the years ended December 31, 2001, 2000 and 1999, $98,000, $226,000 and $125,000, respectively, was charged to expense in connection with these agreements.

In May 2000, the Board of Directors of First Leesport Bancorp, Inc. adopted a non-compensatory Employee Stock Purchase Plan (ESPP). Under the ESPP, employees of the Company who elect to participate are eligible to purchase common stock at prices up to a 15 percent discount from the market value of the stock. The ESPP does not allow the discount in the event that the purchase price would fall below the Company's most recently reported book value per share. The ESPP allows an employee to make contributions through payroll deduction to purchase common shares up to 15 percent of annual compensation. The total number of shares of common stock that may be issued pursuant to the ESPP is 250,000. As of December 31, 2001, a total of 3,098 shares have been issued under the ESPP.

12. Stock Option Plans and Shareholders' Equity

The Company has an Employee Stock Incentive Plan that covers all officers and key employees of the Company and its subsidiaries and is administered by a committee of the Board of Directors. The Plan covers 210,000 shares of common stock. The option price for options issued under the Plan must be at least equal to 100% of the fair market value of the common stock on the date of grant and shall not be less than the stocks' par value. Options granted under the Plan are exercisable over a period not less than six months after the date of grant, but no later than ten years after the date of grant in accordance with the vesting period as determined by the Plan committee. Options expire on the earlier of ten years after the date of grant, three months from the participant's termination of employment or one year from the date of the participant's death or disability.

The Company has an Independent Directors Stock Option Plan that covers 52,500 shares of common stock. The Plan covers all directors of the Company who are not employees. The option price for options issued under the Plan will be equal to the fair market value of the Company's common stock on the date of grant. Options are exercisable from the date of grant and expire on the earlier of ten years after the date of grant, three months from the date the participant ceases to be a director of the Company or twelve months from the date of the participant's death or disability.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee and director stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by Financial Accounting Standards Board Statement 123, "Accounting and Disclosure of Stock-Based Compensation" (FASB 123), and has been determined as if the Company had accounted for its stock options under the fair value method of that statement. The fair value of options granted during 2001, 2000 and 1999 was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 4.71% to 6.63%; volatility factors of the expected market price of the Company's common stock of 12.77% to 21.82%; expected life of the options of 7 years and a cash dividend yield of 2.2% to 4.0%.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

	Years Ended December 31, 2001	2000	1999
	(In thousands, except per share data)		
Net income:			
As reported	$2,776	$2,126	$1,401
Pro forma	$2,622	$1,979	$1,305
Earnings per share:			
As reported, basic and diluted	$ 1.45	$ 1.15	$ .76
Pro forma, basic and diluted	$ 1.37	$ 1.07	$ .71

Stock option transactions under the Plans were as follows:

	Years Ended December 31,					
	2001		2000		1999	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at the beginning of the year	132,341	$18.86	94,653	$20.67	47,408	$23.32
Granted	54,050	15.07	40,050	14.58	47,245	18.00
Exercised	-	-	-	-	-	-
Forfeited	(4,837)	14.53	(2,362)	18.39	-	-
Outstanding at the end of the year	181,554	$17.85	132,341	$18.86	94,653	$20.67
Exercisable at December 31	79,656	$19.12	46,397	$19.94		
Weighted-average fair value of options granted during the year		$ 2.98		$ 4.68		$ 5.29

Options available for grant at December 31, 2001 were 80,946. Stock options outstanding at December 31, 2001, were exercisable at prices ranging from $13.75 to $25.95 a share. The weighted-average remaining contractual life of the above options is approximately 8 years.

In December 2001, the Company completed its shareholder rights offering. Through the rights offering, the Company issued an additional 1.2 million shares of common stock at the offering price of $13.00 per share. The offering resulted in net proceeds of $14.3 million, after offering costs of $1.3 million.

13. Income Taxes

The components of income tax expense were as follows:

	Years Ended December 31, 2001	2000	1999
	(In thousands)		
Current	$1,010	$ 890	$ 924
Deferred	109	(327)	(463)
	$1,119	$ 563	$ 461

Reconciliation of the statutory federal income tax expense computed at 34% to the income tax expense included in the consolidated statements of income is as follows:

	Years Ended December 31,		
	2001	2000	1999
	(In thousands)		
Federal income tax at statutory rate	$1,324	$ 914	$ 633
Tax exempt interest	(343)	(378)	(351)
Interest disallowance	50	59	41
Bank owned life insurance	(112)	(107)	(32)
Non-deductible goodwill amorization	83	85	76
Non-deductible merger costs	-	-	81
Other	117	(10)	13
	$1,119	$ 563	$ 461

The federal income tax provision includes $17,000, $10,000 and $18,000 in 2001, 2000 and 1999, respectively, of federal income taxes related to gains on the sale of securities.

Net deferred tax assets consisted of the following components:

	December 31,	
	2001	2000
	(In thousands)	
Deferred tax assets:		
Allowance for loan losses	$1,065	$1,021
Deferred compensation	258	214
Net unrealized losses on securities available for sale	-	242
Other	-	10
Total deferred tax assets	1,323	1,487
Deferred tax liabilities:		
Premises and equipment	(185)	(86)
Net unrealized gains on securities available for sale	(133)	-
Mortgage servicing rights	(126)	(77)
Other	(45)	(6)
Total deferred tax liabilities	(489)	(169)
Net deferred tax assets	$ 834	$1,318

14. Transactions With Executive Officers And Directors

The Bank has had banking transactions in the ordinary course of business with its executive officers and directors and their related interests on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. At December 31, 2001 and 2000, these persons were indebted to the Bank for loans totaling $7.43 million and $5.62 million, respectively. During 2001, $2.3 million of new loans were made and repayments totaled $490,000.

15. Regulatory Matters And Capital Adequacy

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on their financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and tier I capital (as defined in the regulations) to risk-weighted assets, and of tier I capital to average assets. Management believes, as of December 31, 2001, that the Company and the Bank meet all minimum capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Bank's primary regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed its category.

The Company's and the Bank's actual capital amounts and ratios are presented below:

	Actual		Minimum For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollar amounts in thousands)					
As of December 31, 2001:						
Total capital (to risk-weighted assets):						
First Leesport Bancorp	$49,338	14.78%	$ 26,705	8.00%	$ 33,381	10.00%
Leesport Bank	33,520	10.13	26,474	8.00	33,092	10.00
Tier I capital (to risk-weighted assets):						
First Leesport Bancorp	45,616	13.67	13,352	4.00	20,029	6.00
Leesport Bank	29,798	9.00	13,237	4.00	19,856	6.00
Tier I capital (to average assets):						
First Leesport Bancorp	45,616	10.03	18,191	4.00	22,739	5.00
Leesport Bank	29,798	6.62	17,994	4.00	22,493	5.00
As of December 31, 2000:						
Total capital (to risk-weighted assets):						
First Leesport Bancorp	$32,650	11.93%	$ 22,032	8.00%	$ 27,360	10.00%
Leesport Bank	31,427	11.53	21,798	8.00	27,248	10.00
Tier I capital (to risk-weighted assets):						
First Leesport Bancorp	29,228	10.68	11,016	4.00	16,416	6.00
Leesport Bank	28,019	10.28	10,899	4.00	16,349	6.00
Tier I capital (to average assets):						
First Leesport Bancorp	29,228	7.49	15,787	4.00	19,734	5.00
Leesport Bank	28,019	7.35	15,252	4.00	19,065	5.00

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. At December 31, 2001, the Bank had approximately $14.92 million available for payment of dividends to the Company. Loans or advances are limited to 10 percent of the Bank's capital stock and surplus on a secured basis. At December 31, 2001, the Bank had secured loans outstanding to the Company of $1.01 million.

As of December 31, 2001, the Company had declared a $.15 per share cash dividend for shareholders of record on January 2, 2002, payable January 15, 2002. The Company's Board of Directors declared a five percent stock dividend in December 1999 to shareholders of record on January 3, 2000, which was paid on January 17, 2000.

16. Financial Instruments With Off-Balance Sheet Risk

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of the contractual amount of the Bank's financial instrument commitments is as follows:

	December 31,	
	2001	2000
	(In thousands)	
Commitments to grant loans	$12,820	$11,425
Unfunded commitments under lines of credit	49,696	28,830
Outstanding letters of credit	2,070	291

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include personal or commercial real estate, accounts receivable, inventory and equipment.

Outstanding letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

17. Concentrations of Credit Risk

The Bank grants commercial, residential and consumer loans to customers primarily located in Berks, Schuylkill and Luzerne counties in Pennsylvania. The concentrations of credit by type of loan are set forth in Note 5. Although the Bank has a diversified loan portfolio, its debtors' ability to honor these contracts is influenced by the region's economy.

18. Fair Value of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful.

The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at December 31, 2001 and 2000:

Cash and cash equivalents:

The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.

Securities available for sale:

Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans and loans held for sale:

For variable-rate and adjustable-rate loans that reprice frequently with no significant change in credit risk, fair values are based on carrying values. For fixed-rate loans, fair values are estimated using quoted market prices, when available, or discounted cash flows, at interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Mortgage servicing rights:

The fair value of mortgage servicing rights is based on observable market prices when available or the present value of expected future cash flows when not available.

Deposit liabilities:

The fair values disclosed for demand deposits (e.g., interest and non-interest checking, savings and certain types of money market accounts) are considered to be equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities on time deposits.

Securities sold under agreements to repurchase and federal funds purchased:

The carrying amounts of these short-term borrowings approximate their fair values.

Long-term debt:

The fair value of long-term debt is calculated based on the discounted value of contractual cash flows, using rates currently available for borrowings with similar maturities.

Mandatory redeemable capital debentures:

The fair value of these debentures is calculated based on the discounted value of contractual cash flows, using rates currently available.

Accrued interest receivable and payable:

The carrying amounts of accrued interest receivable and accrued interest payable approximate their fair value.

Off-balance sheet instruments:

Fair values for the Bank's off-balance sheet instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

The estimated fair values of the Company's financial instruments were as follows:

	December 31,			
	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)			
Financial Assets:				
Cash and cash equivalents	$ 19,716	$ 19,716	$ 12,149	$ 12,149
Mortgage loans held for sale	12,209	12,318	2,065	2,065
Securities	146,957	146,957	74,368	74,368
Loans, net	298,200	303,008	279,227	279,511
Mortgage servicing rights	371	371	228	240
Accrued interest receivable	2,728	2,728	2,399	2,399
Financial Liabilities:				
Deposits	331,577	335,129	296,363	297,230
Securities sold under agreements to repurchase	21,074	21,074	14,663	14,663
Federal funds purchased	32,500	32,500	600	600
Long-term debt	62,200	64,428	43,500	43,952
Mandatory redeemable capital debentures	5,000	4,905	5,000	4,961
Accrued interest payable	2,254	2,254	1,828	1,828
Off-Balance Sheet Financial Instruments:				
Commitments to extend credit	-	-	-	-
Standby letters of credit	-	-	-	-

19. Segment and Related Information

The Company's insurance operations and brokerage and investment operations are managed separately from the traditional banking and related financial services that the Company also offers. These operations provide commercial insurance, individual and group benefit plans, personal insurance coverage, securities brokerage services, and investment advisory services.

Segment information for 2001, 2000 and 1999 is as follows (in thousands):

2001	Banking and Financial Services	Brokerage and Investment Services	Insurance	Total
Revenues from external customers	$ 15,767	$726	$3,914	$ 20,407
Income (loss) before income taxes	2,992	(75)	978	3,895
Total assets	500,394	157	2,958	503,509
Purchases of premises and equipment	2,601	28	22	2,651

2000	Banking and Financial Services	Brokerage and Investment Services	Insurance	Total
Revenues from external customers	$ 12,963	$956	$3,852	$ 17,771
Income before income taxes	1,465	228	996	2,689
Total assets	391,102	114	2,610	393,826
Purchases of premises and equipment	1,667	23	82	1,772

1999	Banking and Financial Services	Insurance	Total
Revenues from external customers	$ 11,916	$3,296	$ 15,212
Income before income taxes	1,660	202	1,862
Total assets	356,610	2,008	358,618
Purchases of premises and equipment	1,503	358	1,861

Income (loss) before income taxes, as presented above, does not reflect referral and management fees of approximately $816,000 and $216,000 that the insurance operation and the brokerage and investment operation, respectively, paid to the Bank during 2001. Referral and management fees of approximately $614,000 and $179,000 were paid by the insurance operation and the brokerage and investment operation, respectively, to the Bank in 2000. Referral and management fees of approximately $614,000 were paid by the insurance operation to the bank in 1999.

20. First Leesport Bancorp, Inc. (Parent Company Only) Financial Information

BALANCE SHEETS

December 31,	2001	2000
	(In thousands)	
ASSETS		
Cash	$ 195	$ 68
Investment in bank subsidiary	34,403	32,238
Investment in non-bank subsidiary	228	229
Securities available for sale	16,386	3,031
Premises and equipment and other assets	737	558
Total assets	$51,949	$36,124
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Borrowed funds	$ 1,010	$ 2,510
Other liabilities	718	268
Corporate obligation for mandatory redeemable debentures	5,000	5,000
Shareholders' Equity	45,221	28,346
Total liabilities and shareholders' equity	$51,949	$36,124

STATEMENTS OF INCOME

Years Ended December 31,	2001	2000	1999
		(In thousands)	
Dividends from bank subsidiary	$ 1,845	$ 2,165	$4,178
Other income	325	233	108
Interest expense on corporate obligation for mandatory redeemable capital debentures	(551)	(424)	-
Other expense	(743)	(645)	(570)
Income before equity in (excess of) undistributed net income of subsidiaries and income taxes	876	1,329	3,716
Income tax benefit	(334)	(283)	(78)
Net equity in (excess of) undistributed net income of subsidiaries	1,566	514	(2,393)
Net income	$ 2,776	$ 2,126	$ 1,401

STATEMENTS OF CASH FLOWS

Years Ended December 31,	2001	2000	1999
		(In thousands)	
Cash flows provided by operating activities			
Net income	$ 2,776	$ 2,126	$ 1,401
Depreciation and net amortization	7	4	3
(Equity in) excess of undistributed earnings of subsidiaries	(1,566)	(514)	2,393
Gain on sale of available for sale securities	(39)	-	-
Increase (decrease) in other liabilities	450	(397)	485
Increase in other assets	(162)	(509)	(37)
Net cash provided by operating activities	1,466	710	4,245
Cash flows used in investing activities			
Purchase of investment securities	(14,999)	(1,141)	(1,416)
Proceeds from sales of available for sale securities	1,789	-	-
Investment in bank subsidiary	-	(5,190)	(2,700)
Investment in non-bank subsidiary	-	(229)	-
Net cash used in investing activities	(13,210)	(6,560)	(4,116)
Cash flows provided by financing activities			
Proceeds from borrowings	-	1,500	1,010
Repayment of long-term debt	(1,500)	-	-
Issuance of mandatory redeemable capital debentures	-	5,000	-
Net proceeds from issuance of common stock	14,609	-	-
Reissuance of treasury stock	69	64	-
Cash dividends paid	(1,307)	(1,099)	(982)
Net cash provided by financing activities	11,871	5,465	28
Increase (decrease) in cash	127	(385)	157
Cash:			
Beginning	68	453	296
Ending	$ 195	$ 68	$ 453

21. Quarterly Data (Unaudited)

Year Ended December 31, 2001	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In thousands, except per share data)			
Interest income	$7,546	$7,388	$7,430	$7,262
Interest expense	3,876	4,251	4,439	4,487
Net interest income	3,670	3,137	2,991	2,775
Provision for loan losses	272	225	225	290
Net interest income after provision for loan losses	3,398	2,912	2,766	2,485
Other income	2,122	2,117	1,945	1,650
Other expense	4,355	3,789	3,734	3,622
Income before income taxes	1,165	1,240	977	513
Income taxes	314	438	265	102
Net income	$ 851	$ 802	$ 712	$ 411
Earnings per common share, basic and diluted	$ .42	$ .43	$ .38	$ .22

Year Ended December 31, 2000	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In thousands, except per share data)			
Interest income	$7,245	$7,054	$6,823	$6,349
Interest expense	4,435	4,231	4,014	3,706
Net interest income	2,810	2,823	2,809	2,643
Provision for loan losses	300	308	237	237
Net interest income after provision for loan losses	2,510	2,515	2,572	2,406
Other income	1,627	1,570	1,733	1,756
Other expense	3,553	3,584	3,414	3,449
Income before income taxes	584	501	891	713
Income taxes	143	58	232	130
Net income	$ 441	$ 443	$ 659	$ 583
Earnings per common share, basic and diluted	$ .24	$ .24	$ .36	$ .31

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information relating to directors and executive officers of the Registrant is incorporated herein by reference to the information disclosed under the caption "MATTER NO. 1 – ELECTION OF DIRECTORS – Directors" included in the Registrant's Proxy Statement for the Annual meeting of Shareholders to be held on April 23, 2002.

Item 11. Executive Compensation

The information relating to executive compensation and directors' compensation is incorporated herein by reference to the information disclosed under the captions "MATTER NO. 1 – ELECTION OF DIRECTORS – Director Compensation; Executive Compensation; Executive Officer Agreements; Deferred Compensation and Salary Continuation Agreements; and Compensation Committee Interlocks and Insider Participation" included in the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on April 23, 2002.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information relating to security ownership of certain beneficial owners and management is incorporated herein by reference to the information disclosed under the caption "MATTER NO. 1 – ELECTION OF DIRECTORS – Directors – Director and Officer Stock Ownership" included in the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on April 23, 2002.

Item 13. Certain Relationships and Related Transactions

The information relating to certain relationships and related transactions is incorporated herein by reference to the information disclosed under the caption "MATTER NO. 1 – ELECTION OF DIRECTORS – Transactions with Management and Others" included in the Registrant's proxy Statement for the Annual Meeting of Shareholders to be held on April 23, 2002.

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) 1. Financial Statements.

Consolidated financial statements are included under Item 8 of Part II of this Form 10-K.

(b) 2. Financial Statement Schedules.

Financial statement schedules are omitted because the required information is either not applicable, not required or is shown in the respective financial statements or in the notes thereto.

3. Exhibits

Exhibit No. Description

3.1 Articles of Incorporation of First Leesport Bancorp, Inc. (incorporated by reference to Exhibit 3.1 of the Registrant's Amended Report on Form 10-K for the year ended December 31, 2000).

3.2 Bylaws of First Leesport Bancorp, Inc. (incorporated by reference to Exhibit 3.2 of the Registrant's Annual Report on Form 10-K for the Year ended December 31, 2000).

4.1 Form of Rights Agreement, dated as of September 19, 2001, between First Leesport Bancorp, Inc. and American Stock Transfer & Trust Company as Rights Agent (incorporated by reference to Exhibit 4.1 of First Leesport Bancorp, Inc.'s Registration Statement on Form 8-A, dated October 1, 2001).

10.1 Contract between the First National Bank of Leesport and Bisys (incorporated herein by reference to Exhibit 10.1 to Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1998).

10.2 Severance Agreement between the First National Bank of Leesport and John T. Connelly (incorporated herein by reference to Exhibit 10.2 to Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1998).*

10.3 Employment Agreement between the First National Bank of Leesport and Raymond H. Melcher, Jr. (incorporated herein by reference to Exhibit 10.4 to Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1998).*

10.4 Supplemental Executive Retirement Plan (incorporated herein by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1996).*

10.5 Deferred Compensation Plan for Directors (incorporated herein by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1996).*

10.6 Non-Employee Director Compensation Plan (incorporated by reference to Exhibit A to Registrant's Definitive Proxy Statement on Form 14A for the year ended December 31, 1999).*

10.7 1998 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.9 to Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1998).*

10.8 1998 Independent Directors Stock Option Plan (incorporated by reference to Exhibit 10.10 to Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1998).*

10.9 Employment Agreement, dated September 17, 1998, among First Leesport Bancorp, Inc., Essick & Barr, Inc. and Charles J. Hopkins (incorporated by reference to Exhibit 10.12 to Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1998).*

10.10 Employment Agreement, dated October 1, 1999, among First Leesport Bancorp, Inc., First Leesport Investment Group, Inc., First Leesport Wealth Management, Inc. and Keith W. Johnson (incorporated herein by reference to Exhibit 10.12 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.)*

11 No statement setting forth the computation of per share earnings is included because such computation is reflected clearly in the financial statements set forth in response to Item 8 of this Report.

21 Subsidiaries of First Leesport Bancorp, Inc.

23.1 Consent of Beard Miller Company LLP.

---

* Denotes a management contract or compensatory plan or arrangement.

(b) Reports on Form 8-K.

The following reports on Form 8-K were filed by the Company during the quarter ended December 31, 2001:

Form 8-K filed October 3, 2001/Announcement of adoption of shareholder rights plan.

Form 8-K filed November 16, 2001/Announcement of commencement of rights offering to shareholders and execution of stock purchase agreements with twelve institutional and high net worth individuals as standby purchasers.

Form 8-K filed December 21, 2001/Announcement of completion of rights offering and sale of common stock to standby purchasers.

Signatures

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 19, 2002 FIRST LEESPORT BANCORP, INC.

By:/s/Raymond H. Melcher, Jr.
Raymond H. Melcher, Jr.,
Chairman, President and
Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/Raymond H. Melcher, Jr. Raymond H. Melcher, Jr.	Chairman, President and Chief Executive Officer, Director	March 19, 2002
/s/Stephen A. Murray Stephen A. Murray	Chief Financial Officer	March 19, 2002
/s/Edward C. Barrett Edward C. Barrett	Director	March 19, 2002
/s/James H. Burton James H. Burton	Director	March 19, 2002
/s/John T. Connelly John T. Connelly	Director	March 19, 2002
/s/Charles J. Hopkins Charles J. Hopkins	Director	March 19, 2002
/s/Keith W. Johnson Keith W. Johnson	Director	March 19, 2002
/s/William J. Keller William J.Keller	Director	March 19, 2002
/s/Andrew J. Kuzneski, Jr. Andrew J. Kuzneski, Jr.	Director	March 19, 2002
/s/Roland C. Moyer, Jr. Roland C. Moyer, Jr.	Director	March 19, 2002
/s/Harry J. O'Neill III Harry J. O'Neill III	Director	March 19, 2002
/s/Karen A. Rightmire Karen A. Rightmire	Director	March 19, 2002
/s/Alfred J. Weber Alfred J. Weber	Director	March 19, 2002

EXHIBIT INDEX

Exhibit No.	Description
21	Subsidiaries of First Leesport Bancorp, Inc.
23.1	Consent of Beard Miller Company LLP.

First Leesport Bancorp, Inc.

Investing in our Vision



Luzerne
Drums
Hazleton
Shenandoah
Schuylkill
Schuylkill Haven
Hamburg
Berks
Blandon
Breezy Corner
Leesport
Northeast Reading
Bern Township
Sinking Spring
Wyomissing
Reading
Exeter
Birdsboro
Phoebe Berks

- ★ Leesport Bank
- ☆ Future Leesport Bank
- ■ Essick & Barr, Inc.
- ▲ Merchants Bank (Name change to Leesport Bank effective 4/1/02)
- ◆ First Leesport Investment Group, Inc.
- ● First Leesport Wealth Management, Inc.
- ✚ Mortgage Center

Visit us on the web

www.leesportbank.com
www.essickandbarr.com

Essick & Barr Insurance

Reading
P.O. Box 13219
108 South Fifth Street
610-376-2907

Wyomissing
P.O. Box 13219
1240 Broadcasting Road
610-288-1980

Shenandoah
101 North Main Street
570-462-1983

First Leesport Investment Group, Inc. and First Leesport Wealth Management, Inc.

Wyomissing
1240 Broadcasting Road
610-372-7737

Residential Mortgage Centers

Wyomissing
Century 21 Park Road
60 Commerce Drive
610-372-5633

Administration Center
P.O. Box 6219
1240 Broadcasting Road
Wyomissing, PA
610-478-9922

Financial Centers

Bern Township
Derek B. Moll
Manager
Intersection of Rt. 183
& West Leesport Rd.
610-926-7632

Birdsboro
Dorothy A. Pfeffer
Vice President and Manager
350 West Main Street
610-582-7036

Blandon
Deborah T. Fecera
Assistant Vice President, Manager
and Licensed Insurance Agent
100 Plaza Drive
610-926-2111

Breezy Corner
Rosemary Gaul
Assistant Manager
Intersection of Pricetown Road & Rt. 73
610-944-9650

Drums
Rittenhouse Place
Route 309
570-788-6693

Hamburg
Beth A. Heckart
Assistant Vice President and Manager
801 South Fourth Street
610-562-3277

Hazleton
Susan E. Schultz
Assistant Manager
Maplewood Industrial Park
Can-Do Expressway
570-384-0114

Hazleton
Drive-Up
1 West Broad Street
570-455-2477

Leesport
Dawn L. Christman
Assistant Vice President and Manager
241 South Centre Avenue
610-926-2002

Northeast Reading
Lori J. Loose
Manager
1210 Rockland Street
(in the Giant Shopping Center)
610-921-9267

Schuylkill Haven
Clinton P. Hammond
Vice President and Manager
237 Route 61 South
570-385-6890

Shenandoah
Bruce F. Mallick
Assistant Vice President and Manager
101 North Main Street
570-462-1983

Wernersville
Debora S. Scheidt
Phoebe Berks
Retirement Community
1 Reading Dr.

Wyomissing
Debora S. Scheidt
Assistant Vice President, Manager
and Licensed Insurance Agent
1199 Berkshire Boulevard
(In the Berkshire Square Shopping Center)
610-372-8877

Coming Soon
Exeter
15th Street, Hazleton
Pottsville
Sinking Spring